Exhibit 99.1

27 May 2025

MAC Copper Limited enters into Binding Scheme Implementation Deed with Harmony

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to announce that it has entered into a binding scheme implementation deed (“Implementation Deed”) with Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY) (“Harmony”) and Harmony Gold (Australia) Pty Ltd (“Harmony Australia”) (a wholly owned subsidiary of Harmony), under which it is proposed that Harmony Australia will acquire 100% of the issued share capital in MAC by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (“Scheme”) (the “Transaction”).

Highlights

•	Under the terms of the Scheme, MAC shareholders will receive US$12.25 (A$18.931) cash per MAC share.

•	The consideration payable under the Scheme implies a fully diluted equity value for MAC of ~US$1.03 billion (~A$1.60 billion2)[3] and represents a premium of:

o	32.1% to the 30-day volume weighted average price (“VWAP”) of US$9.28 per MAC share trading on the New York Stock Exchange (“NYSE”) up to and including Friday, 23 May 2025 (32.8% to the 30-day VWAP of A$14.26 per MAC CHESS Depositary Interest (“CDI”) trading on the Australian Stock Exchange (“ASX”) up to and including Monday, 26 May 2025); and

o	20.7% to the last closing share price of US$10.15 per MAC share trading on the NYSE on Friday, 23 May 2025 (22.1% to the last closing share price of A$15.51 per MAC CDI trading on the ASX on Monday, 26 May 2025).

•	The Scheme is subject to limited conditions, including Harmony obtaining approval from Australia’s Foreign Investment Review Board and approval from the South African Reserve Bank and MAC entering into restructuring deeds or amendment and restatement documents in respect of the existing streaming arrangements with Osisko Bermuda Limited (“Osisko”) and the royalty with Glencore Operations Australia Pty Limited (“Glencore”). Significantly, it is not subject to any financing or due diligence conditions.

•	The MAC board unanimously recommends that MAC shareholders vote in favour of the Scheme, in the absence of a Superior Proposal (as defined in the Implementation Deed). Each of MAC’s directors (who together hold or control 2.4% of MAC’s total current fully paid ordinary shares and CDI’s on issue) also intend to vote their MAC shares in favour of the Scheme, subject to the same qualification.[4]

•	Several of MAC’s key shareholders, Fourth Sail Group (“Fourth Sail”), Osisko, Sprott Private Resource Lending II (Collector), LP (“Sprott”), Victor Smorgon Group (“Victor Smorgon”) and BEP Special Situations VI LLC (“Bluescape”) (who together hold or control an additional 20.1% of MAC’s total current fully paid ordinary shares and CDI’s on issue), have confirmed that they will vote their MAC shares or CDIs in favour of the Scheme, in the absence of a Superior Proposal.[5]

1 Calculated with reference to the applicable A$:US$ exchange rate of 0.6471 immediately before this announcement on Tuesday, 27 May 2025. MAC shareholders who receive the Scheme Consideration in A$ will receive the A$ equivalent of US$12.25 per MAC share at the prevailing exchange rate on the Effective Date (as defined in the Implementation Deed).

2 Calculated with reference to the applicable A$US$ exchange rate of 0.6471 immediately before this announcement on Tuesday, 27 May 2025.

3 Based on 82,488,196 fully paid ordinary shares plus 521,216 restricted stock units (“RSUs”) plus 517,676 performance based restricted stock units (“PSUs”) (which, in accordance with issue terms, will convert at 2.25x) plus 109,504 deferred shared units (“DSUs”).

4 The directors of MAC directly or indirectly hold or control, in aggregate, 1,823,624 MAC fully paid ordinary shares and 192,094 CDI’s, being 2.4% of the total current fully paid ordinary shares and CDI’s on issue.

5 Each of Fourth Sail, Osisko, Sprott, Victor Smorgon and Bluescape are not restricted from disposing of or otherwise dealing in MAC shares or CDI’s held by them prior to the date of the Scheme Meeting.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

Unanimous Board Recommendation

The board of MAC unanimously supports the Transaction and unanimously recommends that MAC shareholders vote in favour of the Scheme, in the absence of a Superior Proposal. Subject to that same qualification, each of the directors of MAC have confirmed that they intend to vote all MAC shares held or controlled by them in favour of the Scheme.

Commenting on the Transaction, MAC’s Chief Executive Officer, Mick McMullen, said:

“Having carefully considered the merits of the Transaction, the MAC board has unanimously concluded that the Scheme is in the best interests of MAC shareholders. MAC has recently updated the market with several developments including our larger reserve life, production guidance, the new Merrin Mine development and the recent debt refinancing which we feel has enabled the market to remain fully informed.

The board believes the Transaction provides MAC shareholders with a compelling opportunity to de-risk their investment and realise an attractive cash value of US$12.25 per MAC share, which is also a premium to MAC’s recent historical trading levels. Additionally, the Scheme is subject to limited conditionality, which provides MAC shareholders with a high degree of Transaction certainty.

The Transaction also presents a great outcome for other stakeholders in the CSA Copper Mine, who will benefit from the stewardship of a well-respected and high-quality operator in Harmony, who is looking to build a copper business in Australia through the acquisition of MAC and the development of their Eva Copper Project in Queensland. The board is confident that Harmony will deliver positive outcomes not only at the mine, but also for the wider Cobar community.

The Transaction is a strong endorsement of the hard work and achievements of the MAC team over the last ~2 years. The board is extremely proud of the team’s significant efforts implementing numerous operational improvements at the CSA Copper Mine, simplifying and deleveraging the balance sheet and transforming the asset into the high-quality operation it is today.

Alongside my fellow directors, I have no hesitation in supporting the Transaction.”

Key Shareholder Support

Several of MAC’s key shareholders, Fourth Sail, Osisko, Sprott, Victor Smorgon and Bluescape (who together hold or control 20.1% of MAC’s total current fully paid ordinary shares and CDI’s on issue), have confirmed to MAC that they will vote all of the MAC shares or CDI’s that they directly or indirectly own or control at the time of the shareholder meeting to vote on the Scheme (“Scheme Meeting”) in favour of the Scheme, in the absence of a Superior Proposal. Each of Fourth Sail, Osisko, Sprott, Victor Smorgon and Bluescape are not restricted from disposing of or otherwise dealing in MAC shares or CDIs held by them prior to the date of the Scheme Meeting.

Overview of the Scheme

If the Scheme is implemented, each MAC shareholder who holds MAC shares as at the Record Date (as defined in the Implementation Deed) will receive a cash amount of US$12.25 (A$18.936) per MAC share on the Implementation Date (as defined in the Implementation Deed), which implies a fully diluted equity value for MAC of ~US$1.03 billion (~A$1.60 billion7)8. As part of the Scheme, MAC shareholders will also have the option to elect to have their Scheme consideration paid in Australian Dollars, which will be calculated with reference to the applicable exchange rate published on the website of the Reserve Bank of Australia on the Effective Date (as defined in the Implementation Deed).

The Scheme consideration of US$12.25 (A$18.936) per MAC share represents a premium of:

•	32.1% to the 30-day VWAP of US$9.28 per MAC share trading on the NYSE up to and including Friday, 23 May 2025 (32.8% to the 30-day VWAP of A$14.26 per MAC CDI trading on the ASX up to and including Monday, 26 May); and

•	20.7% to the last closing share price of US$10.15 per MAC share trading on the NYSE on Friday, 23 May 2025 (22.1% to the last closing share price of A$15.51 per MAC CDI trading on the ASX on Monday, 26 May 2025).

The Scheme consideration will be funded by Harmony through existing cash reserves and committed debt funding.

6 Calculated with reference to the applicable A$:US$ exchange rate of 0.6471 immediately before this announcement on Tuesday, 27 May 2025. MAC shareholders who receive the Scheme Consideration in A$ will receive the A$ equivalent of US$12.25 per MAC share at the prevailing exchange rate on the Effective Date (as defined in the Implementation Deed).

7 Calculated with reference to the applicable A$US$ exchange rate of 0.6471 immediately before this announcement on Tuesday, 27 May 2025.

8 Based on 82,488,196 fully paid ordinary shares plus 521,216 RSUs plus 517,676 PSUs (which, in accordance with issue terms, will convert at 2.25x) plus 109,504 DSUs.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

The implementation of the Scheme will also result in Harmony repaying MAC’s existing senior debt and assuming MAC’s obligations pursuant to MAC’s silver and copper streams with Osisko, MAC’s royalty arrangements with Glencore and MAC’s potential obligation to pay Glencore US$150 million in contingent copper payments pursuant to the terms of its acquisition of the CSA Copper Mine.

The Scheme is conditional on receipt of required waivers and amendments in respect of certain contracts, including MAC’s silver and copper streams with Osisko and its royalty arrangements with Glencore. This will require that MAC enters into restructuring deeds or amendment and restatement documents with Osisko (in relation to the silver and copper streams) and Glencore (in relation to the royalty). The restructure will, among other things, facilitate the re-domiciliation of MAC as an Australian tax resident, and the novation of MAC’s stream obligations to a Jersey incorporated indirect subsidiary of Harmony Gold and provide for requisite amendments to the relevant security documents in the context of the Scheme and the restructure.

The Scheme is subject to limited conditions, including:

•	approval of MAC shareholders:

o	of the Scheme, at a Scheme Meeting expected to be held in Q4 2025 (for the Scheme to proceed, MAC shareholders must approve the Scheme by a resolution of a majority in number of MAC shareholders representing 75% or more of the voting rights of the MAC shares voted by those MAC shareholders who (being entitled to do so) voted in person or by proxy at the Scheme Meeting); and

o	of certain other matters in connection with the Transaction, at a general meeting convened contemporaneously with the Scheme Meeting;

•	being sanctioned by the Royal Court of Jersey (“Court”);

•	Harmony obtaining approval from Australia’s Foreign Investment Review Board;

•	Harmony obtaining approval from the South African Reserve Bank;

•	receipt of relevant consents, waivers, relief or approvals from the Australian Securities & Investments Commission (“ASIC”) and the Australian Securities Exchange;

•	customary conditions including no Restraints, no Material Adverse Change and no Prescribed Occurrences (as those terms are defined in the Implementation Deed);

•	receipt of relevant approvals, amendments, exemptions or waivers from each counterparty in respect to certain contracts, including MAC’s silver and copper streams with Osisko and its royalty arrangements with Glencore as outlined above; and

•	the cancelation of all MAC Warrants pursuant to a Warrant Cancellation Deed (as those terms are defined in the Implementation Deed). As at the date of this announcement, the Warrant Cancellation Deed has been executed.

The Scheme is not subject to any financing or due diligence conditions.

The Implementation Deed also contains customary exclusivity obligations, including “no shop”, “no talk”, “no due diligence” and notification obligations and a matching right regime in respect of any Superior Proposal received by MAC. The “no talk” and “no due diligence” obligations are subject to customary exceptions to enable the MAC board to comply with its fiduciary and statutory duties following consultation with its financial advisers and the receipt of written legal advice in respect to any Superior Proposal.

The Implementation Deed also details circumstances under which MAC may be required to pay a break fee to Harmony and circumstances where Harmony may be required to pay MAC a reverse break fee. The break fee, should it become payable, is ~US$23.6 million and the reverse break fee, should it become payable, is equal to 50% of the break fee (~US$11.8 million).

Full details of the terms and conditions of the Scheme are set out in the Implementation Deed, a copy of which is attached to this announcement.

Indicative Timetable and Next Steps

MAC shareholders do not need to take any action at this time.

A Scheme circular containing important information about the Scheme, including reasons for the unanimous recommendation of MAC’s board, is expected to be sent to MAC shareholders in September 2025. A Scheme Meeting is expected to be held in Q4 2025. If approved by MAC shareholders and sanctioned by the Court, the Scheme would be implemented shortly thereafter.9

9 Dates are indicative only and may be subject to change.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 3

The MAC board will keep the market informed of any material developments in accordance with its continuous disclosure requirements.

Advisers

Barrenjoey is acting as MAC’s financial advisor, Gilbert + Tobin as its global lead legal adviser and Australian legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP as its US and UK legal advisor, Ogier (Jersey) LLP as its Jersey legal advisor and Webber Wentzel as its South African legal adviser.

– Ends –

This announcement has been authorised for release by the board of directors of MAC.

Contacts

Mick McMullen Chief Executive Officer MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE: MTAL; ASX: MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 4

Important Notices and Disclaimers

Important Notices

This announcement has been prepared in relation to the proposed acquisition by Harmony Australia of 100% of the of the issued share capital in MAC by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991.

The release, publication or distribution of this announcement in jurisdictions other than Australia, the United States, Jersey and the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Australia, the United States, Jersey and the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in Australia, the United States, Jersey and the United Kingdom or who are subject to the laws of another jurisdiction to vote their MAC shares in respect of the Scheme, or to execute and deliver forms of proxy appointing another to vote on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. To the fullest extent permitted by law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any such jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction.

If the Scheme is implemented, Harmony Australia would acquire 100% of the issued share capital in MAC in exchange for the Scheme consideration, subject to the terms and conditions described in the Implementation Deed entered into on or about the date of this announcement. A copy of the Implementation Deed is attached to this announcement and available on the ASX website (at www.asx.com.au) and the MAC website (at www.metalsacquisition.com).

A Scheme circular containing further important information related to the Scheme will also be sent to MAC shareholders.

As the Scheme will be governed by Jersey law, the Transaction will not be subject to the Corporation Act 2001 (Cth) (subject to receipt of relevant consents, waivers, relief or approvals from ASIC) or the oversight of ASIC or the Australian Takeovers Panel.

Disclaimer

No person other than MAC has authorised or caused the issue, release, submission, distribution or provision of this announcement, or takes any responsibility for, or makes or purports to make, any statements, representations or undertakings in this announcement.

MAC, to the maximum extent permitted by law, expressly exclude and disclaim all liability (including, without limitation, any liability arising out of fault or negligence on the part of any person) for any direct, indirect, consequential or contingent loss or damage, or for any costs or expenses, arising from the use of this announcement or its contents or otherwise arising in connection with it or the Scheme.

MAC does not make any representation or warranties (express or implied) to you about the Scheme or about the currency, accuracy, reliability or completeness of the information, opinions and conclusions in this announcement (including, without limitation, any financial information, any estimates or projections and any other financial information).

Forward Looking Statements

This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 5

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, and the satisfaction of other conditions to the completion of the Transaction; (ii) the ability of Harmony or its affiliates to obtain the necessary financing arrangements; (iii) potential litigation relating to the Transaction that could be instituted against MAC, Harmony or their respective directors, managers or officers, including the effects of any outcomes related thereto; (iv) the risk that disruptions from the Transaction will harm MAC’s business, including current plans and operations; (v) the ability of MAC to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; (vii) continued availability of capital and financing and rating agency actions; (viii) legislative, regulatory and economic developments affecting MAC’s business; (ix) general economic and market developments and conditions; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect MAC’s financial performance; (xi) certain restrictions during the pendency of the Transaction that may impact MAC’s ability to pursue certain business opportunities or strategic transactions; (xii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as MAC’s response to any of the aforementioned factors; (xiii) significant transaction costs associated with the Transaction; (xiv) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, including in circumstances requiring MAC to pay a break fee or other expenses; (xvi) competitive responses to the Transaction; (xvii) the risks and uncertainties pertaining to MAC’s business, including those set forth in Part 1, Item 3(D) of the Company’s most recent Annual Report on Form 20-F, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by MAC with the SEC; (xviii) the supply and demand for copper; (xix) the future price of copper; (xx) the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; (xxi) cash flow provided by operating activities; (xxii) unanticipated reclamation expenses; (xxiii) claims and limitations on insurance coverage; (xxiv) the uncertainty in Mineral Resource estimates; (xxv) the uncertainty in geological, metallurgical and geotechnical studies and opinions; (xxvi) infrastructure risks; and (xxvii) other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Not an offer of securities

This announcement is for informational purposes only and is not intended to and does not constitute or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction in the contravention of application law.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 6

Gilbert G + Tobin Implementation deed MAC Copper Limited Harmony Gold (Australia) Pty Limited Harmony Gold Mining Company Limited Implementation deed MAC Copper Limited Harmony Gold (Australia) Pty Limited Harmony Gold Mining Company Limited

Gilbert + Tobin page | i Contents Page 1 Defined terms and interpretation 1 2 Agreement to proceed with Transaction 1 3 Conditions precedent 3 4 Implementation of the Transaction 9 5 Treatment of Equity Awards 15 6 Conduct of business and transitional matters 16 7 Exclusivity 25 8 Break fee 31 9 Reverse Break Fee 35 10 Warranties 38 11 Releases 40 12 Termination 41 13 Public announcements 43 14 Confidentiality 44 15 Duty, costs and expenses 46 16 GST 46 17 Foreign resident CGT withholding 46 18 Guarantee 48 19 General 50 Schedule 1 Dictionary 54 Schedule 2 MAC Warranties 68 Schedule 3 Harmony Warranties 72 Schedule 4 Prescribed Occurrences 74 Schedule 5 MAC Tenements 76 Execution page 77 Attachment A Public announcement 79

Gilbert + Tobin 3456-3878-4814 page | 1 Date: May 2025 Parties 1 MAC Copper Limited ARBN 671 963 198, a limited company incorporated in Jersey with registration number 144625 of 3rd Floor 44 Esplanade St. Helier Jersey, JE4 9WG (MAC) 2 Harmony Gold (Australia) Pty Limited ACN 091 439 333 of Level 2, 189 Coronation Drive, Milton QLD 4064 (Harmony) 3 Harmony Gold Mining Company Limited (Registration Number 1950/038232/06) of Randfontein Office Park, Cnr Main Reef Road and Ward Avenue, Randfontein, 1759 (Harmony Parent) Background A Each of the parties wish to implement the Transaction. B The MAC Directors intend to recommend the Transaction to MAC Shareholders. C The parties have agreed that the Transaction will be implemented by means of a scheme of arrangement under article 125 of the Jersey Companies Law. D The Scheme will result in Harmony acquiring the entire issued and to be issued share capital of MAC, including the MAC Shares represented by the MAC CDIs. E MAC and Harmony have agreed to implement the Transaction on and subject to the terms of this deed and the joint public announcement contained in Attachment A. The parties agree 1 Defined terms and interpretation 1.1 Defined terms A term or expression which is defined in the dictionary in Schedule 1 has the meaning given to it in the dictionary. 1.2 Interpretation The interpretation clause in Schedule 1 sets out rules of interpretation for this deed. 2 Agreement to proceed with Transaction 2.1 Scheme (a) MAC agrees to propose and implement the Scheme on and subject to the terms of this deed. (b) The parties acknowledge and agree that, subject to the Scheme becoming Effective, on the Implementation Date the effect of the Scheme will be that:

Gilbert + Tobin 3456-3878-4814 page | 2 (i) all of the Scheme Shares will be transferred to Harmony; and (ii) the Scheme Shareholders will be entitled to receive, for each Scheme Share held at the Record Date, the Scheme Consideration. 2.2 Scheme Consideration (a) If the Scheme becomes Effective, each Scheme Shareholder will be entitled to receive the Scheme Consideration in respect of each of their Scheme Shares, on and subject to the terms of the Scheme and this deed. (b) Subject to the Scheme becoming Effective, Harmony undertakes and warrants to MAC (in MAC’s own right and separately as trustee for each of the Scheme Shareholders) that, in consideration of the transfer to Harmony of all Scheme Shares pursuant to the terms of the Scheme, Harmony will: (i) accept that transfer on the Implementation Date; and (ii) deposit (or procure the deposit) in cleared funds an amount equal to the Aggregate Scheme Consideration into a trust account operated by or on behalf of MAC as trustee for the Scheme Shareholders before 12 noon on the Business Day immediately before the Implementation Date, in each case, on and subject to the terms of the Scheme. 2.3 Cash Funding Requirement (a) Harmony represents, warrants and undertakes that sufficient resources will, at the Effective Date, be available for use to satisfy, and Harmony shall satisfy in full, the Aggregate Scheme Consideration to be paid on the Implementation Date in respect of each Scheme Share (the Cash Funding Requirement). (b) In the event that the Cash Funding Requirement is increased, references in this deed to the Cash Funding Requirement and to the amount required to enable Harmony to satisfy the Cash Funding Requirement in full shall be to the amount as so increased. 2.4 No amendment to Scheme without consent MAC may not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Harmony, such consent not to be unreasonably withheld, conditional or delayed. 2.5 MAC Board recommendation and director voting intentions (a) MAC represents and warrants to Harmony that, as at the date of this deed, each MAC Director: (i) has confirmed that his or her recommendation in respect of the Scheme is that MAC Shareholders vote, at the Scheme Meeting, in favour of the Scheme Resolution; and (ii) he or she intends to vote, or cause to be voted, at the Scheme Meeting, all MAC Shares which he or she controls or the voting of which he or she controls, in favour of the Scheme Resolution,

Gilbert + Tobin 3456-3878-4814 page | 3 in each case, subject to there being no Superior Proposal. (b) MAC must use its best endeavours to procure that each MAC Director: (i) recommends (unanimously with all the other MAC Directors) that, subject to there being no Superior Proposal, MAC Shareholders vote at the Scheme Meeting, in favour of the Scheme Resolution (a Recommendation); and (ii) participates in reasonable efforts to promote the Scheme. (c) MAC must use its best endeavours to procure that no MAC Director withdraws, qualifies or adversely changes, modifies or revises (including, without limitation, by making any public statement supporting, endorsing or recommending any Competing Proposal or to the effect that he or she no longer supports the Scheme) his or her Recommendation prior to the Implementation Date, unless: (i) MAC has received, other than as a result of a breach of clause 7, a Competing Proposal and the MAC Board has determined in accordance with clause 7 (after all of Harmony’s rights under clause 7.7(a) have been exhausted) that such Competing Proposal constitutes a Superior Proposal; or (ii) the withdrawal, qualification or adverse change, modification or revision is required by the Court. (d) Without limiting clause 7, if MAC becomes aware that a MAC Director proposes to withdraw, qualify or adversely change, modify or revise his or her Recommendation: (i) MAC must notify Harmony in writing of that fact, and, to the extent known, the reasons for the proposed withdrawal, change, modification, revision or qualification to the MAC Director’s Recommendation, as soon as practicable; and (ii) to the extent practicable and reasonable in the circumstances, the parties must consult in good faith to consider and determine whether the MAC Director’s Recommendation can be maintained. 3 Conditions precedent 3.1 Conditions Subject to this clause 3, the Scheme will not become Effective, and the obligations of Harmony under clause 2.2 are not binding, until and unless each of the following Conditions are satisfied or waived in accordance with clause 3.4: (a) MAC Shareholder approval: That: (i) MAC Shareholders approve the Scheme by a resolution of a majority in number of MAC Shareholders representing 75% or more of the voting rights of the MAC Shares voted by those MAC Shareholders who (being entitled to do so) voted in person or by proxy at the Scheme Meeting (or at any adjournment or postponement of such meeting); and

Gilbert + Tobin 3456-3878-4814 page | 4 (ii) MAC Shareholders approve the Shareholder Resolutions by the requisite majority of the MAC Shareholders at the General Meeting (or at any adjournment or postponement of such meeting). (b) Court approval: The Scheme has been sanctioned by the Court with or without modification (but subject to any non-de minimus modification being acceptable to MAC and Harmony, each acting reasonably and in good faith) and a copy of the Court Order having been delivered to the Registrar. (c) FIRB: Either: (i) Harmony has received a written notice under FATA, by or on behalf of the Treasurer, stating that the Commonwealth Government of Australia does not object to the acquisition by Harmony of the Scheme Shares pursuant to the Scheme, either unconditionally or subject only to conditions acceptable to Harmony, acting reasonably and in good faith having regard to the Australian Foreign Investment Review Board’s Guidance Notes published as at the date of this deed; (ii) the Treasurer becomes precluded from making an order under Division 2 of Part 3 of the FATA in relation to the acquisition by Harmony of the Scheme Shares pursuant to the Scheme and the acquisition by Harmony of the Scheme Shares is not prohibited under the FATA; or (iii) if an interim order is made under FATA in respect of the acquisition by Harmony of the Scheme Shares, the subsequent period for making a final order prohibiting the acquisition of the Scheme Shares by Harmony elapses without a final order being made. (d) SARB: Before 8.00am on the Second Court Date, Harmony and any applicable Harmony subsidiaries have received unconditional approval, or approval subject to conditions acceptable to Harmony (acting reasonably and in good faith) for the implementation of the Scheme and any intended funding of the Scheme Consideration, in accordance with South African Exchange Control Regulations and the Currency and Exchanges Manual for Authorised Dealers issued by the Financial Surveillance Department of the SARB. (e) ASIC and ASX: Before 8.00am on the Second Court Date, ASIC and ASX issue or provide any consents, waivers, relief or approvals, or have done any other acts, which MAC considers are reasonably necessary or desirable to implement the Scheme, and those consents, waivers, relief, approvals or other acts have not been withdrawn or revoked at that time. (f) No Restraints: As at 8:00am on the Second Court Date, there is not in effect any: (i) permanent or temporary restraining order, permanent or temporary injunction or other final or preliminary decision, order, decree or ruling issued by any court of competent jurisdiction or Government Agency; (ii) action or investigation by any Government Agency; (iii) law, rule or regulation; or (iv) other legal restraint or prohibition, that restrains, prohibits or materially impedes the implementation of the Scheme (each a Restraint).

Gilbert + Tobin 3456-3878-4814 page | 5 (g) No Prescribed Occurrence: No Prescribed Occurrence occurs between the date of this deed and 8:00am on the Second Court Date, other than as permitted under clauses 5 or 6.2. (h) No Material Adverse Change: No Material Adverse Change occurs between the date of this deed and 8:00am on the Second Court Date. (i) Relevant consents: Before 8.00am on the Second Court Date, MAC has obtained from each counterparty to a Relevant Consent Contract all necessary consents, approvals, amendments, exemptions or waivers in respect of the Transaction (in a form and subject to such conditions which are satisfactory to Harmony (acting reasonably), and such consent, approval, amendment, exemption or waiver have not been withdrawn or revoked at that time. (j) Cancellation of Warrants: Before 8.00am on the Second Court Date, the holder of the MAC Warrants has entered into the Warrant Cancellation Deed, so that all MAC Warrants will be cancelled in accordance with clause 5.5. 3.2 Satisfaction of Conditions (a) Harmony must, to the extent within its power to do so, procure that the Conditions in clauses 3.1(c) (FIRB) and 3.1(d) (SARB) are satisfied and continue to be satisfied at all times until the last time that the relevant clause provides that such Condition is to be satisfied, provided that this clause 3.2 does not oblige Harmony to accept any proposed condition imposed by a Government Agency other than to the extent expressly contemplated by this deed. (b) MAC must, to the extent within its power to do so, use best endeavours to procure that each of the Conditions in clauses 3.1(a) (MAC Shareholder Approval), 3.1(e) (ASIC and ASX), 3.1(g) (No Prescribed Occurrence) and 3.1(h) (No Material Adverse Change) are satisfied and continues to be satisfied at all times until the last time that the relevant clause provides that such Condition is to be satisfied. (c) Each of MAC and Harmony must, to the extent within its power to do so, use reasonable endeavours to procure that: (i) the Conditions in clauses 3.1(b) (Court Approval), 3.1(f) (No Restraints), 3.1(i) (Relevant Consents) and 3.1(j) (Cancellation of Warrants): (A) are satisfied as soon as practicable after the date of this deed; (B) continue to be satisfied at all times until the last time it is to be satisfied (as the case may require); (ii) there is not in effect any Restraint as at 8:00am on the Second Court Date; and (iii) there is no occurrence within its control or the control of any of its Related Bodies Corporate that would prevent or materially delay, or would be reasonably likely to prevent or materially delay, any of those Conditions being satisfied or there not being in effect any Restraint as at 8:00am on the Second Court Date, provided that this clause 3.2(c) does not require either party to undertake material expenditure for the benefit of the other parties. (d) Each of MAC and Harmony, in respect of matters within its knowledge, must keep the other reasonably informed of the progress towards satisfying the Conditions.

Gilbert + Tobin 3456-3878-4814 page | 6 (e) MAC will not be in breach of its obligations under clause 3.2(b) or 3.2(c) to the extent that it takes or omits to take any action expressly permitted by clauses 6.2 or 6.5. (f) Nothing in this clause 3.2 prevents MAC or the MAC Board from taking, or failing to take, action (including to withdraw, qualify or adversely change, modify or revise the Recommendation) where to do so otherwise would, in the opinion of the MAC Board (determined in good faith) constitute a breach of a MAC Director’s fiduciary or statutory duties. 3.3 Regulatory Approvals (a) Without limiting clause 3.2, but subject to clause 3.4, a party responsible for making an application for a Regulatory Approval must: (i) give the other a copy of an advanced draft of each application for a Regulatory Approval at least 5 Business Days prior to the date on which it is intended to be lodged, and must consider in good faith any reasonable comments provided by or on behalf of the other party at least 2 Business Days prior to the date on which it is intended to be lodged; (ii) unless otherwise agreed by the parties in writing, apply for each Regulatory Approval as soon as practicable (and, in any event, within 15 Business Days) after the date of this deed and give the other party a final copy of each such application; (iii) take all steps reasonably required to obtain each Regulatory Approval as soon as practicable, including responding to requests for information at the earliest practicable time; (iv) keep the other party reasonably informed of the progress towards obtaining each Regulatory Approval, including promptly notifying the other party of any material issues or matters raised, or any conditions or other arrangements proposed, by a relevant Government Agency; (v) not, and must ensure that its Related Bodies Corporate and Representatives do not, do any of the following: (A) apply to any Government Agency for any approval, consent, clearance, waiver, concession or similar in connection with the Transaction; or (B) send any submission, notification or communication to, or otherwise contact, any Government Agency in connection with the Transaction, in each case other than: (C) in respect of a Regulatory Approval and in accordance with this clause 3.3; or (D) where the relevant party has first consulted with the other party; (vi) give the other party a reasonable opportunity to review an advanced draft of each material submission or communication proposed to be sent to a Government Agency in connection with the Transaction, and consider in good faith any reasonable comments provided by or on behalf of the other party; and

Gilbert + Tobin 3456-3878-4814 page | 7 (vii) promptly notify the other party and provide reasonable details (including, where applicable, copies) of all communications or discussions between it (or any of its Related Bodies Corporate or Representatives) and any Government Agency in connection with the Transaction (whether or not such communications or discussions relate to a Regulatory Approval and whether or not such communications or discussions were initiated by it (or any of its Related Bodies Corporate or Representatives) or by a Government Agency). (b) Each party must cooperate with, and provide any assistance or information reasonably requested by, the other party or its Representatives, in connection with an application for a Regulatory Approval and must use its best endeavours to assist the relevant party to obtain such Regulatory Approvals as soon as practicable after the date of this deed. (c) For the avoidance of doubt and notwithstanding any other provision of this deed, the parties’ obligations in this clause 3.3 only apply in respect of communications relating to the satisfaction of the Conditions in clause 3.1(c) or 3.1(d) and any other engagement with a Government Agency from which an approval may be required in connection with this Transaction (except as contemplated in clause 4). (d) Before providing a copy of an advanced draft of an application for a Regulatory Approval to MAC under clause 3.3(a), Harmony may redact any part of that document to the extent that it contains commercially or competitively sensitive information or privileged information, in each case relating to the existing business or affairs of Harmony Parent and its subsidiaries. If Harmony seeks to rely on this clause 3.3(d) it must inform MAC of the basis upon which it has been redacted under this clause 3.3(d). 3.4 Waiver of Conditions (a) The Conditions in clauses 3.1(a) (MAC Shareholder Approval), 3.1(b) (Court Approval), 3.1(c) (FIRB) and 3.1(d) (SARB) are for the benefit of both MAC and Harmony and cannot be waived. (b) The Conditions in clauses, 3.1(e) (ASIC and ASX), 3.1(f) (No restraints), 3.1(i) (Relevant Consents) and 3.1(j) (Cancellation of Warrants) are for the benefit of both MAC and Harmony and any breach or non-fulfilment of such Condition may only be waived by written agreement between MAC and Harmony. (c) The Conditions in clauses 3.1(g) (No Prescribed Occurrence) and 3.1(h) (No Material Adverse Change) are for the sole benefit of Harmony and any breach or non-fulfilment of such Condition may only be waived by Harmony in writing. (d) A party entitled to waive the breach or non-fulfilment of a Condition under clauses 3.4(b) or 3.4(c) may do so in its absolute discretion, subject to the provision of written notice to the other party. Any such waiver by a party for whose benefit the relevant Condition applies must take place on or prior to 8:00am on the Second Court Date. (e) If either MAC or Harmony waives the breach or non-fulfilment of a Condition in accordance with this clause 3.4, then: (i) subject to clause 3.4(e)(ii), that waiver precludes that party from suing the other for any breach of this deed arising as a result of the breach or non-fulfilment of that Condition or arising from the same event which gave rise to the breach or non-fulfilment of that Condition; but

Gilbert + Tobin 3456-3878-4814 page | 8 (ii) if the waiver of the Condition is itself conditional and the other party: (A) accepts the condition on the waiver, then the terms of that condition on waiver apply notwithstanding any inconsistency with clause 3.4(e)(i); or (B) does not accept the condition on the waiver, then the Condition has not been waived. (f) Waiver of breach or non-fulfilment of a Condition does not constitute: (i) a waiver of breach or non-fulfilment of any other Condition resulting from the same event; or (ii) a waiver of breach or non-fulfilment of that Condition resulting from any other event. 3.5 Failure of Condition (a) If: (i) there is a breach or non-fulfilment of a Condition that has not been waived in accordance with clause 3.4 by the time or date specified in this deed for the satisfaction of that Condition and 11:59pm on the End Date; (ii) a Condition becomes incapable of satisfaction and the breach or non-fulfilment of that Condition that has occurred, or would otherwise occur, has not been waived in accordance with clause 3.4 by the earlier of the time or date specified in this deed for the satisfaction of that Condition and 11:59pm on the End Date; or (iii) the Scheme has not become Effective by 11:59pm on the End Date, then either party may give the other party written notice (a Consultation Notice) and MAC and Harmony must then promptly consult in good faith to: (iv) consider extending, and if agreed, extend, the time and date for satisfaction of the relevant Condition and/or the End Date (as applicable); (v) consider changing, and if agreed, change, the date on which an application is made to the Court for an order sanctioning the Scheme or adjourning that application (as applicable) to a date agreed in writing between MAC and Harmony (being a date no later than five (5) Business Days before the End Date); (vi) consider whether the Transaction may proceed by way of alternative means or methods so as to achieve an outcome that is commercially substantially the same as the Scheme, and if agreed, proceed by way of that alternative means or method; or (vii) any combination of the matters listed in clauses 3.5(a)(iv) to 3.5(a)(vi). (b) If MAC and Harmony have not reached agreement under clause 3.5(a) within 10 Business Days of a Consultation Notice being given (or any shorter period ending at 5:00pm on the day before the earlier of the End Date and the Second Court Date) then, subject to this clause 3.5(b), either of MAC or Harmony (Terminating

Gilbert + Tobin 3456-3878-4814 page | 9 Party) may terminate this deed by giving written notice (Termination Notice) to the other party, provided that: (i) the Terminating Party may only exercise such termination right if the relevant circumstances did not arise due to a material breach of this deed by the Terminating Party or a deliberate act or omission of the Terminating Party, and provided that in relation to the Condition in clause 3.1(c) and 3.1(d) that act or omission had no material impact on the relevant Regulatory Approval not being obtained; and (ii) if a Condition may be waived and exists for the benefit of one party only, that party is the Terminating Party. (c) Where a Termination Notice is validly given under this clause 3.5, this deed will terminate with immediate effect and clause 12.4 will apply. 3.6 Certain notices Each of MAC and Harmony must promptly notify the other party in writing if it becomes aware: (a) that any Condition has been satisfied; or (b) of any fact, matter or circumstance that has resulted or is reasonably likely to result in: (i) a Condition being breached, not being satisfied or becoming incapable of satisfaction or otherwise not being satisfied in accordance with its terms; (ii) a breach of a Warranty provided by that party under this deed or such a Warranty ceasing to be true and correct in all material respects; or (iii) a material breach of this deed by that party, and provide such evidence or details as may be reasonably requested by the other party. 4 Implementation of the Transaction 4.1 General (a) Each party will use best endeavours: (i) to do and execute, or procure the doing and executing of, each necessary or desirable act, document and thing reasonably within its power to implement the Transaction on the terms and subject to the conditions set out or referred to in this Deed and to give effect to the matters specified in, this deed and the Scheme Circular; and (ii) to finalise the Scheme Circular and to agree and fix a date or dates with the Court for the First Court Hearing and, so far as is practicable, the Second Court Hearing. (b) MAC will seek to book at least a half day with the Court for the First Court Hearing and the Second Court Hearing unless, acting reasonably, the parties agree otherwise in writing.

Gilbert + Tobin 3456-3878-4814 page | 10 (c) The notice convening the Scheme Meeting, proxy forms, CDI Voting Instruction Forms and other documents related to the Scheme will be dispatched to MAC Shareholders and MAC CDI Holders as soon as is reasonably practicable after the First Court Hearing and, in any event, within 3 Business Days after the First Court Hearing or as otherwise agreed in writing between the parties. Notice for the Scheme Meeting will be at least 21 clear days (taking into account applicable provisions for the deemed receipt of the notice covering the Scheme Meeting) and shall not be greater than 25 clear days, unless the parties otherwise agree in writing, each acting reasonably and without undue delay. (d) The parties agree that the conditions to the Scheme set out in the Scheme Circular shall be the same as the Conditions set out in this deed. 4.2 MAC obligations Subject to the occurrence of a change of recommendation by the MAC Directors permitted by this deed, MAC must take all steps reasonably necessary to implement the Scheme as soon as reasonably practicable and otherwise on and subject to the terms of this deed. Without limiting the foregoing, MAC must: (a) Preparation of Scheme Circular: (i) prepare the Scheme Circular (other than Harmony Information) in accordance with applicable laws; (ii) provide Harmony with a reasonable opportunity to review and make comments on drafts of the Scheme Circular, and consider in good faith any reasonable comments promptly provided by or on behalf of Harmony; (iii) obtain Harmony’s consent to the inclusion of Harmony Information (including in respect of the form and context in which Harmony Information appears in the Scheme Circular), such consent not to be unreasonably withheld or delayed; (iv) finalise and (where required) settle with the Court the Scheme Circular, all necessary advertisements, forms of proxy and the CDI Voting Instruction Form; and (v) once the Scheme Circular is approved by the Court, not seek to revise the Scheme Circular, to amend the terms of the Transaction or (unless required by the Court) to adjourn the Meetings, in each case, without the prior written consent of Harmony (not to be unreasonably withheld or delayed); (b) Data Room: until the end of the Exclusivity Period, continue to provide Harmony with access to the Data Room (containing all documents and material in the Data Room at the date of this deed); (c) Court Documents: provide Harmony with a reasonable opportunity to review and make comments on drafts of the Court Documents, and consider in good faith any reasonable comments promptly provided by or on behalf of Harmony; (d) Government Agencies (i) to the extent required by any applicable law, the NYSE Rules or the ASX Listing Rules, consult with and lodge copies of the Scheme Circular or any other relevant document with any Government Agency; and

Gilbert + Tobin 3456-3878-4814 page | 11 (ii) keep Harmony reasonably informed of any material issues raised by any Government Agency; (e) First Court Hearing: as soon as reasonably practicable apply to the Court for leave to convene the First Court Hearing and prepare and file such Court Documents and take such steps as may be necessary in connection with the First Court Hearing; (f) Representation: ensure that it is represented by counsel (including an advocate of the Court) at the First Court Hearing and the Second Court Hearing and does not object to the appearance by Harmony via its representative appointed for the purposes of clause 4.3(f); (g) Despatch: within 3 Business Days of: (i) the Court making the order necessary for the purpose of convening the Scheme Meeting; and (ii) any necessary advertisements, the Scheme Circular, forms of proxy and the CDI Voting Instruction Form being finalised, publish the requisite advertisements and arrange for the posting of the Scheme Circular to MAC Shareholders and MAC CDI Holders; (h) Supplementary disclosure: if, after despatch of the Scheme Circular and before the date of the Scheme Meeting, MAC becomes aware of: (i) a misleading or deceptive statement in the Scheme Circular; or (ii) an omission from the Scheme Circular of information required to have been included in it by applicable laws, MAC must: (iii) promptly consult with Harmony in good faith as to the need for, and the form of, any supplementary disclosure to Scheme Shareholders; and (iv) subject to obtaining any necessary order of the Court, and subject to applicable laws and Harmony complying with its obligations under clauses 4.2(a) and 4.3, make in an appropriate and timely manner such supplementary disclosure to Scheme Shareholders as MAC considers necessary; (i) Extension of time: not (unless required by the Court) agree to an extension of time in connection with, or to any variation, amendment, withdrawal or non-enforcement (in whole or in part) of, the Scheme without the prior written consent of Harmony (not be unreasonably withheld or delayed); (j) Meetings: convene, hold and transact the relevant business at each of the Meetings at the time and date specified in the Scheme Circular (or as soon as practicable thereafter) and propose the resolutions set out in the notices of those Meetings (as appropriate) without amendments; (k) Second Court Hearing: subject to the Conditions being satisfied or waived in accordance with clause 3.4, seek the sanction by the Court of the Scheme as soon as practicable after the Meetings and prepare and file such Court Documents and

Gilbert + Tobin 3456-3878-4814 page | 12 take such steps as may be necessary in connection with the Second Court Hearing; (l) Quotation of MAC Shares on NYSE and ASX listing: (i) prior to the Effective Date, take, or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to: (A) cause the delisting of the MAC Shares from NYSE and the termination of the registration of the MAC Shares under the US Exchange Act as promptly as practicable after the Effective Date, provided that such delisting and termination shall not be effective until after the Effective Date; and (B) apply to have trading in MAC CDIs on the ASX suspended from the close of trading on the Effective Date; and (ii) as soon as practicable after the Effective Date, take all actions reasonably necessary, proper or advisable to apply to have MAC removed from the official list of ASX, and quotation of MAC Shares on ASX terminated, by the close of trading on the trading day immediately following the Implementation Date or such other date after the Implementation Date as agreed in writing by MAC and Harmony; (m) Lodgement of Court Order: at such time as the parties may agree, but in any event no more than 1 day following sanction by the Court of the Scheme, cause copies of the Court Order and any other necessary documents to be filed with the Registrar such that the Scheme becomes Effective; and (n) Instruments of transfer: subject to the Scheme becoming Effective and Harmony paying the Aggregate Scheme Consideration in accordance with the terms of the Scheme: (i) on the Implementation Date, execute, on behalf of MAC Shareholders, one or more proper instruments of transfer and effect the transfer of MAC Shares to Harmony in accordance with the Scheme; and (ii) on the Implementation Date, procure the registration of all transfers of MAC Shares held by Scheme Shareholders to Harmony; and (o) Effecting Transaction: subject to the Conditions being satisfied, do everything reasonably within its power to ensure that the Transaction is effected in accordance with the terms of this deed and applicable laws. 4.3 Harmony obligations Harmony must take all steps reasonably necessary to implement the Scheme as soon as reasonably practicable and otherwise on and subject to the terms of this deed. Without limiting the foregoing, Harmony must: (a) Prepare Harmony Information: as soon as practicable after the date of this deed: (i) prepare the Harmony Information for inclusion in the Scheme Circular in accordance with all applicable laws;

Gilbert + Tobin 3456-3878-4814 page | 13 (ii) provide MAC with a reasonable opportunity to review and make comments on drafts of the Harmony Information and consider in good faith any reasonable comments provided by or on behalf of MAC; and (iii) provide MAC the final form of the Harmony Information for inclusion in the Scheme Circular; (b) Assistance with Scheme Circular and Court Documents: promptly provide any assistance or information reasonably requested by MAC or its Representatives in connection with the preparation of the Scheme Circular or any Court Documents, including reviewing drafts of the Scheme Circular and Court Documents provided by or on behalf of MAC and promptly providing comments in good faith; (c) Confirmation of Harmony Information: promptly after MAC requests that it does so (and in any event prior to 5:00pm on the Business Day prior to the First Court Date), confirm in writing to MAC that: (i) it consents to the inclusion of Harmony Information in the Scheme Circular, in the form and context in which Harmony Information appears; (ii) where required under applicable laws and regulations, procure that its directors accept responsibility for the relevant Harmony Information; (iii) the Harmony Information, in that form and context, is not false or misleading in any material respect (whether by omission or otherwise) and otherwise complies with all applicable laws; and (iv) the Harmony Information is in a form appropriate for inclusion in the Scheme Circular; (d) Provide comments promptly: promptly provide any comments on documents on which MAC and Harmony are required to consult in accordance with clause 4.2(a) (including the Scheme Circular and all material documents required to be given to the Court in relation to the Scheme); (e) Update Harmony Information: promptly notify MAC in writing if it becomes aware: (i) of information which should have been but was not included in Harmony Information previously provided to MAC, and promptly provide MAC with all such information; or (ii) that any Harmony Information previously provided to MAC is or has become false or misleading in any material respect (whether by omission or otherwise), or otherwise does not comply with applicable laws, and promptly provide MAC with all information necessary to ensure the Harmony Information complies with applicable laws and is not false or misleading in any material respect (whether by omission or otherwise); (f) Representation at Court: ensure that it is represented by counsel (including an advocate of the Court) at the First Court Hearing and the Second Court Hearing; (g) Scheme Consideration: if the Scheme becomes Effective, pay or procure the payment of the Scheme Consideration in the manner and in the amount contemplated by clause 2.2(b)(ii) and the terms of the Scheme; (h) Share transfer: if the Scheme becomes Effective, accept a transfer of the Scheme Shares as contemplated by clause 2.2(b)(i); and

Gilbert + Tobin 3456-3878-4814 page | 14 (i) Compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with the terms of this deed and applicable laws. 4.4 Scheme Circular (a) If MAC and Harmony are unable to agree (acting in good faith) on the form or content of a particular part of the Scheme Circular, then: (i) if the relevant part of the Scheme Circular is Harmony Information, MAC will make such amendments to that part of the Scheme Circular as required by Harmony (acting reasonably and in good faith); and (ii) in any other case, MAC (acting reasonably and in good faith) will decide the form and content of that part of the Scheme Circular. (b) MAC and Harmony agree that the Scheme Circular will contain a responsibility statement to the effect that: (i) MAC has prepared and is responsible for the MAC Information contained in the Scheme Circular, and none of Harmony or its Related Bodies Corporate or their respective directors, officers or employees assumes any responsibility or liability for the accuracy or completeness of the MAC Information; and (ii) Harmony has prepared and is responsible for Harmony Information contained in the Scheme Circular, and none of MAC or its Related Bodies Corporate or their respective directors, officers or employees assumes any responsibility or liability for the accuracy or completeness of Harmony Information. 4.5 Verification Each party must undertake appropriate processes to verify the information supplied by that party in the Scheme Circular. 4.6 Conduct of Court proceeding (a) MAC and Harmony are entitled to separate representation at all Court proceedings relating to the Scheme. (b) This deed does not give MAC or Harmony any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent. (c) Subject to clause 4.6(d), MAC and Harmony must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Scheme as contemplated by this deed. (d) If the Court requests MAC or Harmony to give an undertaking to the Court and the party requested to give the undertaking does not believe this is reasonable or usual in the circumstance, the parties must: (i) consult with each other in good faith as to whether to appeal the Court's decision or otherwise seek a variation of the Court's decision; and (ii) appeal or seek a variation of the Court's decision unless the parties agree otherwise under clause 4.6(d)(i) or an independent senior counsel opines

Gilbert + Tobin 3456-3878-4814 page | 15 that, in his or her view, an appeal of or request to vary (as the case may be) the Court's decision would have no reasonable prospect of success. 4.7 Appeal process If the Court refuses to make orders to convene the Scheme Meeting or to sanction the Scheme, MAC must consult with Harmony in good faith as to whether to appeal the Court’s decision and MAC and Harmony must appeal the Court’s decision to the fullest extent possible except to the extent that: (a) following consultation, the parties agree otherwise; or (b) an independent advocate of the Court who is a member of the Law Society of Jersey (agreed by the parties) advises that, in their opinion, an appeal would have no reasonable prospect of success before the End Date, in which case either party may terminate this deed in accordance with clause 12. 5 Treatment of Equity Awards 5.1 Treatment of Restricted Stock Units Each RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Date shall, by virtue of the Transaction and without any action on the part of any Person, as of the Effective Date, automatically be cancelled and converted into the right to receive an amount in cash (in either US Dollars or Australian Dollars at the election of each holder of RSUs) equal to the product of: (a) the Scheme Consideration; and (b) the total number of MAC Shares subject to the RSU. 5.2 Treatment of Performance Based Restricted Stock Units Each PSU, whether vested or unvested, that is outstanding immediately prior to the Effective Date shall, by virtue of the Transaction and without any action on the part of any Person, as of the Effective Date, automatically be cancelled and converted into the right to receive an amount in cash (in either US Dollars or Australian Dollars at the election of each holder of PSUs) equal to the product of: (a) the Scheme Consideration; and (b) the total number of MAC Shares subject to the PSU multiplied by 2.25. 5.3 Treatment of Deferred Share Units Each DSU, whether vested or unvested, that is outstanding immediately prior to the Effective Date shall, by virtue of the Transaction and without any action on the part of any Person, as of the Effective Date, automatically be cancelled and converted into the right receive an amount in cash (in either US Dollars or Australian Dollars at the election of each holder of DSUs) equal to the product of: (a) the Scheme Consideration; and (b) the total number of MAC Shares subject to the DSU.

Gilbert + Tobin 3456-3878-4814 page | 16 5.4 Payment MAC must pay the holders of the RSUs, PSUs and DSUs the cash payments described in clauses 5.1, 5.2 and 5.3 without interest on or as soon as reasonably practicable after the Effective Date, but in any event within two (2) Business Days of the Effective Date. 5.5 MAC Warrants (a) As soon as possible after the date of this deed, MAC and Harmony must take all actions necessary to ensure that there are no outstanding MAC Warrants on or after the Effective Date. (b) Without limiting the generality of clause 5.5(a), MAC and Harmony must cause all outstanding MAC Warrants to be cancelled in accordance with a Warrant Cancellation Deed by no later than the Effective Date, and, if applicable, make any necessary waiver applications or requests for ASX consent under the ASX Listing Rules in respect of the actions under this clause 5.5(b). 6 Conduct of business and transitional matters 6.1 Conduct of business (a) Subject to clause 6.2, from the date of this deed until the Implementation Date, MAC must: (i) conduct, and cause to the extent with its control, each MAC Group Member to conduct, its businesses and operations (including the business of the MAC Group as a whole) in all material respects: (A) in the usual and ordinary course; (B) in a manner generally consistent with the manner in which such business has been conducted during the period beginning on the date that is 12 months prior to the date of this deed and ending on the date of this deed; (C) in accordance with all applicable laws; and (D) in accordance with all Authorisations that are binding on the MAC Group; (ii) promptly notify Harmony in writing of any events, facts, matters or circumstances which would or would be reasonably be likely to constitute a Material Adverse Change, a Prescribed Occurrence or a material breach of any MAC Warranty; (iii) make all reasonable efforts, and procure to the extent within its control, that each other MAC Group Member makes all reasonable efforts, to: (A) preserve and maintain the value of the businesses and assets (including existing insurance policies) of the MAC Group; (B) maintain and preserve their relationships with Government Agencies, contractors, franchisees, customers, suppliers and others having material business dealings with any MAC Group Member other than in

Gilbert + Tobin 3456-3878-4814 page | 17 respect of actions arising out of the enforcement or termination of such arrangements in the ordinary course; and (C) comply in all material respects with all Material Contracts to which any MAC Group Member is a party; and (iv) maintain, and cause each MAC Group Member (where applicable) to maintain the MAC Tenements in good standing and in full force and effect. (b) Subject to clause 6.2, MAC must not, and must ensure that each MAC Group Member does not, from the date of this deed until the Implementation Date: (i) voluntarily terminate, relinquish, or dispose of, or fail to renew, any MAC Tenement or any part of a MAC Tenement; (ii) sell or grant any option, or grant any interest (including an Encumbrance) over any MAC Tenement; (iii) allow any of its insurances to lapse without renewal or replacement or increase the amount of cover under any of its insurances by any material amount; (iv) enter into or amend any agreement with, or incur any commitment to, a related party; (v) acquire, invest or dispose of any business, asset or other undertaking (whether by way of a single transaction or series of related transactions) the value of which exceeds US$2 million in aggregate; (vi) enter into any agreement, or incur any commitment, involving any expenditure which is not in the ordinary course, or in the Budget: (A) of more than US$2 million in aggregate in respect of any single item or any series of related items; or (B) with a term, or period during which a MAC Group Member owes any obligation to, or is entitled to any rights as against, a counterparty, of more than two (2) years (from the date of entry into that agreement or commitment); (vii) terminate, suspend or waive any material right under or amend in a material manner any Material Contract; (viii) dispose of any shares in MAC Group companies held by any other MAC Group Member; (ix) subject to clause 6.5, do any of the following: (A) materially increase the remuneration of or benefits provided to any of its directors or employees except as provided in the Budget or as a result of promotions of employees as at the date of this deed in the ordinary course and consistent with prior practice; (B) pay any bonus or issue any securities, rights or options to any of its directors or employees or other Third Party other than as required by law, in accordance with an existing contract in place at the date of this deed or as permitted under clause 6.5;

Gilbert + Tobin 3456-3878-4814 page | 18 (C) materially vary the agreements with, or policies applicable to, any of its directors or employees; or (D) pay any of its directors or employees a termination or retention payment (otherwise than in accordance with an existing agreement in place at the date of this deed or as approved by MAC Shareholders) other than as permitted under clause 6.5. (x) announce, declare or pay any dividends, other than a dividend between wholly-owned MAC Group Member; (xi) incur any Financial Indebtedness in excess of US$2 million in aggregate, other than: (A) intragroup loans, trade creditors, employee liabilities and items of a similar nature incurred in the usual and ordinary course of business and consistent with past practice; (B) in connection with ordinary course vehicle and equipment financing and leasing; (C) drawing or re-drawing down on any existing debt facilities; and (D) any Financial Indebtedness expressly contemplated and Fairly Disclosed in the Disclosure Materials; (xii) make any material Tax elections or change any material Tax methodologies relating to Tax applied by it, other than as required by law; (xiii) commence (other than by cross-claim or counterclaim), compromise, settle or offer to settle any legal proceeding, claim, investigation, arbitration or similar proceeding, without the express prior written consent of Harmony where the claimed or settled amount exceeds US$2 million; (xiv) make any material amendment to its accounting policies, principles, practices or procedures or any of its methods for the reporting of income, deductions or other material items for accounting purposes, except as required to comply with applicable laws, the NYSE Rules and the ASX Listing Rules; (xv) create, grant or agree to create or grant any Encumbrances over all or substantially all, or a material subset, of the assets of any MAC Group Member; or (xvi) agree to do any of the matters set out above. 6.2 Exceptions (a) Nothing in clause 6.1(a) or 6.1(b) restricts any MAC Group Member from doing or not doing (or agreeing to do or not do) anything which: (i) is expressly contemplated, required or permitted by this deed or the Scheme or is required by the Transaction; (ii) is Fairly Disclosed in the Disclosure Materials; (iii) is Fairly Disclosed in:

Gilbert + Tobin 3456-3878-4814 page | 19 (A) any announcement prior to the date of this deed made by MAC to ASX or any document filed or furnished by MAC with the SEC (so long as such document furnished with the SEC is publicly available via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system or has been made available to Harmony) and other than any statements: (i) solely in the "Risk Factors" sections of MAC SEC Reports and (ii) in any forward-looking statements in MAC SEC Reports or other disclosures that are cautionary, predicative, forward-looking or that speculate about future developments); (B) the Australian Searches; or (C) the Jersey Searches; (iv) is required by any applicable law, regulation, the NYSE Rules, the ASX Listing Rules, Accounting Standards, contract (but only to the extent that such contract was entered into before the date of this deed, and a copy of which was Fairly Disclosed in the Disclosure Materials, or consented to by Harmony pursuant to this clause 6.2) or by an order, rules, injunction or undertaking of a court or Government Agency (including any applicable modern awards); (v) is required to reasonably and prudently respond to changes in market and operating conditions affecting the operations or businesses of MAC or the MAC Group; (vi) is specifically accounted for, or expressly contemplated by, in the Budget; (vii) is required to drawdown on funds available to the MAC Group under an existing debt facility as at the date of this deed; (viii) is required to reasonably and prudently respond to regulatory or legislative changes (including changes to subordinate legislation) which require a change to the operation of the businesses of the MAC Group, subject to MAC consulting in good faith with Harmony before such change is implemented; (ix) is a reasonably necessary and prudent response to any emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property); (x) is required to pay any Tax when due; (xi) relates to payment of any Transaction costs and expenses (including GST on any such costs and expenses) incurred by MAC including all fees payable to external Advisers of MAC; (xii) is the repayment of any Financial Indebtedness, including any Permitted Financial Indebtedness, as and when such Financial Indebtedness becomes due and payable; or (xiii) has been consented to in writing by Harmony (such consent not to be unreasonably withheld or delayed). (b) If MAC requests Harmony’s consent for the purposes of clause 6.2(a)(xiii) and Harmony does not notify MAC within:

Gilbert + Tobin 3456-3878-4814 page | 20 (i) 3 Business Days of the request being made; or (ii) such reasonable shorter period (if any) as specified in the request where, in the reasonable opinion of MAC, a shorter period is required to avoid prejudice to the interests of the MAC Group which period must be no shorter than 1 Business Day, then Harmony will be deemed to have consented to the relevant matters the subject of the request. 6.3 Access to information and management (a) Subject to clauses 6.3(b) and 6.3(c) and applicable competition laws, on and from the date of this deed until the Implementation Date, MAC must: (i) subject to Harmony providing reasonable notice, use reasonable endeavours to procure that Harmony is provided with reasonable access to information and the Mine during normal business hours, provided that (A) access to the Mine under this clause 6.3(a)(i)is: (1) subject to MAC receiving a written notice from Harmony at least 5 Business Days in advance of a requested Mine visit; and (2) limited to no more than two Mine visits per month during the period prior to the Scheme becoming Effective; (B) MAC or its Representatives may supervise any access to the Mine by Harmony or its Representatives under this clause 6.3(a)(i); (C) Harmony and its Representatives will not be permitted to consult with or otherwise maintain communications with any employees of the MAC Group other than: (1) for the purposes of ensuring continuity of the workforce of the MAC Group following the Scheme becoming Effective, provided this is conducted on the terms proposed by MAC (acting reasonably) and under the supervision of the MAC’s Representatives; and (2) unless expressly permitted by MAC in writing; (D) access to the Data Room must continue to be made available from the date of this deed; and (E) requests for information must be made via the Data Room; and (ii) provide Harmony with a copy of the monthly management report MAC provides to its financiers at the time such reports are approved by MAC management which is not to exceed 30 calendar days after the end of each calendar month. (b) MAC will not be required to provide access to Harmony or its Representatives under clause 6.3(a) to the extent that doing so would, in the reasonable opinion of MAC:

Gilbert + Tobin 3456-3878-4814 page | 21 (i) cause disruption to the MAC Group’s operations and businesses or have an adverse effect on the day to day conduct of such operations and businesses, it being acknowledged and agreed by Harmony that the businesses of the MAC Group will need to continue to operate with requisite management attention; (ii) will require MAC to provide, or procure the provision of, information concerning the MAC Group’s business that is, in the reasonable opinion of MAC, commercially sensitive, including any specific pricing and margin information or supplier, franchisee, customer or client details; (iii) result in any MAC Group Member breaching any existing contractual obligations, applicable law or requirement of any Government Agency, or any obligation of confidentiality owed to a Third Party; or (iv) compromise legal professional privilege. (c) Nothing in clause 6.3 requires MAC to provide to Harmony or its Representatives any information concerning its directors’ or management’s consideration of the Scheme or any actual, potential or proposed Competing Proposal other than as expressly required by this deed. 6.4 Change of control provisions (a) As soon as practicable after the date of this deed, MAC and Harmony must seek to identify any change of control or unilateral termination rights in the contracts to which MAC or another MAC Group Member is party which the parties consider, acting reasonably, are material to the business of the MAC Group taken as a whole which may be triggered by or exercised in response to the implementation of the Scheme (Change of Control Rights). (b) In respect of contracts containing Change of Control Rights: (i) the parties will use reasonable endeavours to agree a proposed course of action (which, among other things, will have due regard to applicable legal restrictions) for notification to be made to, or consent or waiver to be sought from, all counterparties to contracts with Change of Control Rights, which may include joint discussions if requested by MAC; and (ii) Harmony and MAC must work together to take all reasonable actions necessary to obtain such consents or confirmations as soon as practicable, including by providing any information reasonably required by counterparties as soon as practicable. (c) Harmony must not, and must procure that its Related Bodies Corporate and Representatives do not, contact or hold discussions with any party from whom consent or confirmation is required without the prior written consent of MAC. (d) Harmony must cooperate with, and provide reasonable assistance to, MAC to obtain such consents or confirmations in respect of the Change of Control Rights as soon as practicable after the proposed course of action is agreed in accordance with clause 6.4(b). (e) Notwithstanding any other provision of this deed, the failure to obtain any consent pursuant to a Change of Control Right will not constitute or contribute to a breach of this deed by MAC nor a breach of any Condition, provided that MAC has acted

Gilbert + Tobin 3456-3878-4814 page | 22 in good faith in seeking to obtain the relevant consents under the Change of Control Rights. (f) Harmony must take, and must procure that its Related Bodies Corporate take, all actions necessary to comply with any reasonable requirements of any party from whom a consent is required under a Change of Control Right to the extent reasonably necessary to obtain such consent, including providing any information as may be reasonably required by such party. 6.5 Employee Incentives and benefits (a) On or before the Implementation Date, MAC must not increase the remuneration of, compensation of, or benefits provided to any employee or non-executive director of the MAC Group other than: (i) increasing the total remuneration payable to employees of the MAC Group to whom an award or enterprise agreement applies to the minimum amount required to comply with such award or enterprise agreement or to otherwise comply with applicable laws; (ii) paying any cash bonus or short-term incentive payment to employees of the MAC Group: (A) consistent with the requirements of any employment agreements under which any employee of the MAC Group is employed as at the date of this deed; or (B) in the ordinary course of business consistent with prior practice, or existing policies in place, over the 12 months prior to the date of this deed up to the amount described in the Incentive Schedule; (iii) adopting a retention bonus plan in replacement of, and on substantially similar terms as, the retention bonus plan in place as at the date of this deed and Fairly Disclosed in the Data Room, and making retention offers (and issues or payments pursuant to those offers) under that plan up to an amount disclosed in the Incentive Schedule; (iv) making any reasonable retention cash offers to employees, and making payments pursuant to those offers, provided that those cash offers: (A) do not exceed the amount described in the Incentive Schedule; or (B) are agreed to in writing by Harmony; and (v) issuing RSUs or PSUs under the Incentive Plan: (A) consistent with the requirements of any employment agreements under which any employee of the MAC Group is employed as at the date of this deed; or (B) in the ordinary course of business consistent with prior practice, or existing policies in place, over the 12 months prior to the date of this deed up to the amount described in the Incentive Schedule, provided that any RSUs or PSUs issued will be dealt with in accordance with clause 5;

Gilbert + Tobin 3456-3878-4814 page | 23 (vi) issuing DSUs to non-executive MAC Directors under the DSU Plan in the ordinary course of business consistent with prior practice, or existing policies in place, over the 12 months prior to the date of this deed up to the amount described in the Incentive Schedule, provided that any DSUs issued will be dealt with in accordance with clause 5. (b) For the avoidance of doubt, Harmony acknowledges and agrees that, notwithstanding any other provision of this deed: (i) the MAC Board can exercise such discretions and authorise such actions under the terms of the Incentive Plan and the DSU Plan (or otherwise) as it considers necessary or desirable to give effect to the arrangements and payments contemplated by this clause 6.5; (ii) to the extent that the MAC Board has a discretion under the terms of the Equity Awards as to whether to settle vested Equity Awards in cash or MAC Shares, the MAC Board retains full discretion in respect of that decision; and (iii) no action or matter contemplated in this clause 6.5 will give rise to, or in any way contribute to, any breach of a Condition or any breach of the conduct of business provisions in clause 6.1 or any other provision of this deed. 6.6 Resignation and appointment of officers (a) Harmony will: (i) nominate in writing persons to be appointed as new directors of MAC and each MAC Group Member; (ii) obtain Director Identification Numbers (if required) and consents to act signed by such persons before the Record Date; and (iii) nominate in writing persons to resign as directors of MAC and each MAC Group Member; and upon receipt of such, MAC undertakes, subject to implementation of the Scheme in accordance with its terms, including Harmony having paid the Scheme Consideration, to procure that, with effect on and from the Implementation Date: (iv) those persons nominated by Harmony are appointed to the MAC Board and/or the boards of other members of the MAC Group; and (v) those persons nominated for resignation by Harmony resign as directors of MAC and/or other members of the MAC Group and provide written notice to the effect that they have no Claim outstanding for loss of office, remuneration or otherwise against MAC (other than in their capacity as an employee of, or consultant to, a MAC Group Member, if applicable), in each case, in accordance with the Articles of Association, applicable law, the ASX Listing Rules and the NYSE Rules. (b) Harmony will: (i) nominate in writing persons to be appointed as company secretary, public officer, nominated person, registered office provider, local agent and Jersey corporate administrator of MAC and each MAC Group Member (as applicable); and

Gilbert + Tobin 3456-3878-4814 page | 24 (ii) obtain consents to act signed by such persons, and on receipt of such, MAC undertakes, subject to implementation of the Scheme in accordance with its terms including Harmony having paid the Aggregate Scheme Consideration, to procure that, with effect on and from the Implementation Date: (iii) those persons nominated by Harmony are appointed as company secretary, public officer, nominated person, registered office provider, local agent and Jersey corporate administrator (as applicable) of the relevant members of the MAC Group; and (iv) the persons acting as company secretary, public officer, nominated person, registered office provider, local agent and/or Jersey corporate administrator (as applicable) of each MAC Group Member prior to the Implementation Date resign as company secretary, public officer, nominated person, registered office provider, local agent and/or Jersey corporate administrator (as applicable) of the relevant MAC Group Member and provide written notice to the effect that they have no Claim outstanding for loss of office, remuneration or otherwise against MAC (other than in their capacity as an employee of, or consultant to, a MAC Group Member, if applicable), in each case, in accordance with the Articles of Association, applicable law, the ASX Listing Rules and the NYSE Rules. (c) Any nomination by Harmony under clauses 6.6(a)(i), 6.6(a)(iii) or 6.6(b)(i) must be made by written notice to MAC, and such notice must be given before the Effective Date. (d) Nothing in clause 6.6(a) requires any director of a MAC Group Member to forego any rights he or she may have under any deed of access and indemnity or policy of directors’ and officers’ insurance relating to his or her position as a director of a MAC Group Member. 6.7 Deeds of indemnity and insurance (a) Subject to the Scheme becoming Effective and to clause 6.7(b), Harmony undertakes in favour of MAC and each other person who is a MAC Indemnified Party that it will: (i) procure that MAC and each other MAC Group Member complies with any deeds of indemnity, access and insurance (or equivalent) entered into by them in favour of their respective directors and officers from time to time, including to ensure that directors' and officers' run-off insurance or equivalent cover for such directors and officers obtained in accordance with clause 6.8 is established or maintained from the Implementation Date for a period of no less than seven (7) years or a period of seven (7) years from the retirement date of each director and officer so long as it is available on commercially reasonable terms; (ii) for a period of 7 years from the Implementation Date, ensure that the Articles of Association and the constitutions of each other MAC Group Member continue to contain rules which are no less favourable overall than the rules contained in those constitutions at the date of this deed that provide for each company to indemnify each of its current and previous directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a MAC Group Member; and

Gilbert + Tobin 3456-3878-4814 page | 25 (iii) without limiting clause 6.7(a)(i), ensure that that to the extent MAC has not done so prior to the Implementation Date, MAC puts in place directors’ and officers’ run off insurance cover for the current and former directors and officers of the MAC Group in accordance with clause 6.8, and confirm in writing once that cover is ready to be put in place. (b) The undertakings contained in clause 6.7(a) are subject to any Corporations Act restriction and/or the restrictions imposed by the laws of relevant jurisdiction in which the particular MAC Group Member is incorporated (as applicable) and will be read down accordingly. (c) MAC receives and holds the benefit of this clause 6.7 to the extent it relates to the other MAC Indemnified Parties as trustee for them. (d) The undertakings contained in clause 6.7(a) are given until the earlier of the end of the relevant period specified in clause 6.7(a) or the relevant MAC Group Member ceases to be part of the MAC Group. 6.8 D&O insurance Each party acknowledges that, notwithstanding any other provision of this deed, MAC must, prior to the Implementation Date, enter into arrangements to secure and place a directors' and officers' run-off insurance policy on terms and conditions acceptable to Harmony (acting reasonably having regard to the place of incorporation of each MAC Group Member and the quotation of MAC Shares and MAC CDIs on the NYSE and ASX) in respect of any current or former director or officer of any MAC Group Member that applies for no less than a 7-year period following the Implementation Date. 6.9 Intentions for MAC personnel This matter is dealt with in the side letter between the parties executed on the date of this deed. 6.10 Transaction Litigation – Notices (a) MAC shall promptly notify Harmony of any Transaction Litigation and shall keep Harmony reasonably informed regarding any Transaction Litigation. (b) Harmony, at its own expense, has the right to participate in, but not control, the defence of any Transaction Litigation brought against MAC, any MAC Group Member, their directors or officers and MAC will take into consideration all of Harmony’s reasonable comments or requests with respect to such Transaction Litigation. (c) Prior to the Implementation Date, neither MAC nor any MAC Group Member shall settle, offer to settle or otherwise permit or participate in, directly or indirectly, the settlement or offer or settlement of any such Transaction Litigation without the prior written consent of Harmony, such consent not to be unreasonably withheld or delayed. 7 Exclusivity 7.1 Existing Discussions (a) MAC represents and warrants to Harmony that, as at the time of execution of this deed:

Gilbert + Tobin 3456-3878-4814 page | 26 (i) other than with respect to non-disclosure agreements that were entered into before the date of this deed, MAC is not, and, to the knowledge of MAC, none of its Representatives are party to any agreement, arrangement or understanding with any person in each case in connection with, with a view to obtaining, or which could reasonably be expected to encourage or lead to, an actual, proposed or potential Competing Proposal; and (ii) MAC is not, and has procured that its Representatives are not, participating in any negotiations, discussions or other communication with, ceased any existing negotiations, discussions or other communications with, have ceased to continue to provide any Non-public Information to, and have terminated all Data Room access granted to, any person in connection with or with a view to obtaining, or which could reasonably be expected to encourage or lead to, an actual, proposed or potential Competing Proposal and will promptly procure the return or destruction of any Non-public Information provided to such person. (b) MAC must, and must procure that its Related Bodies Corporate and their respective Representatives, promptly enforce: (i) the terms of any non-disclosure or confidentiality agreement, deed or undertaking (or similar document) entered into with any person in connection with, with a view to obtaining, or which could reasonably be expected to encourage or lead to, an actual, proposed or potential Competing Proposal; and (ii) the terms of any standstill (or similar) obligation of any Third Party under a non-disclosure agreement entered into before the date of this deed. (c) MAC must not, and must procure that its Related Bodies Corporate and Representatives do not, terminate, waive, amend or modify any provision of any existing non-disclosure or confidentiality agreement, deed or undertaking (or similar document) entered into with any Third Party in connection with, with a view to obtaining, or which could reasonably be expected to encourage or lead to, an actual proposed or potential Competing Proposal, or any standstill (or similar) obligation, provided that, subject to and without limiting Harmony’s rights, and MAC’s obligations, under this clause 7, nothing in this clause 7.1(c) will affect the ability of MAC to implement a Superior Proposal. 7.2 No shop During the Exclusivity Period, MAC must not, and must procure that each other MAC Group Member and their Representatives do not directly or indirectly: (a) solicit, encourage, initiate or invite any enquiries, expressions of interest, offers, discussions or negotiations in relation to, or that could reasonably be expected to lead to the making of, an actual, proposed or potential Competing Proposal; or (b) communicate to any person any intention to do any of the things referred to in clause 7.2(a). 7.3 No talk (a) Subject to clause 7.6, during the Exclusivity Period, MAC must not, and must procure that each other MAC Group Member and their Representatives do not indirectly or directly:

Gilbert + Tobin 3456-3878-4814 page | 27 (i) negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into with, any person in relation to, or which would reasonably be expected to lead to the making of; or (ii) facilitate, participate or continue in any negotiations or discussions with any other person regarding, a Competing Proposal or any expression of interest, offer or proposal by any person in relation to any agreement, understanding or arrangement that may be reasonably expected to lead to a Competing Proposal, even if that person’s Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by MAC or any of its Representatives. (b) For the avoidance of doubt, nothing in this clause 7.3 prohibits MAC or its Representatives from communicating with another person for the purpose of informing that person that MAC and its Representatives will not enter into any discussions or negotiations in relation to a Competing Proposal to the extent prohibited by this deed. 7.4 No due diligence (a) Subject to clause 7.6, during the Exclusivity Period, MAC must not, and must procure that no other MAC Group Member nor any of their Representatives directly or indirectly, provide to any person (other than Harmony or any of its Representatives) or facilitate any such person receiving any Non-public Information, which they have not previously been provided with, with a view to obtaining, or which would reasonably be expected to encourage or lead to such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal. (b) This clause 7.4 does not prevent MAC from providing information to ASX, NYSE or to MAC’s actual or bona fide potential financiers, auditors and advisers in the ordinary course of business or to otherwise effect the negotiation and entry into and performance of this deed. 7.5 Notification of approaches (a) During the Exclusivity Period, MAC must as soon as reasonably practicable (but in any event within 48 hours) notify Harmony in writing if MAC or any of its Representatives becomes aware of: (i) any approach, enquiry, expression of interest, offer or proposal made to, or received by, or any discussion, negotiation, communication or other contact with, MAC or any of its Representatives in connection with, or which may reasonably be expected to lead to, any actual, proposed or potential Competing Proposal; (ii) any request made by any person to, or received by, MAC or any of its Representatives for any Non-public Information which MAC or any of its Representatives has reasonable grounds to suspect may be in connection with, or which may reasonably be expected to lead to, any actual, proposed or potential Competing Proposal; or (iii) without limiting MAC’s obligations under clause 7.4, the provision by MAC or any of its Representatives of any Non-public Information to any person in connection with, or which may reasonably be expected to lead to any actual, proposed or potential Competing Proposal,

Gilbert + Tobin 3456-3878-4814 page | 28 whether direct or indirect, solicited or unsolicited, and in writing or otherwise. (b) A notification given under clause 7.5(a) must include (i) the material terms and conditions of the actual, proposed or potential Competing Proposal (including, but not limited to and to the extent known by MAC, the price and form of consideration, proposed timing, any condition precedent, any break fee, financing, due diligence and other deal protection provisions); and (ii) subject to clause 7.6, the identity of the person making the approach (and, if different, the identity of the person making the actual, proposed or potential Competing Proposal). (c) During the Exclusivity Period, MAC must as soon as reasonably practicable (but in any event within 48 hours) notify Harmony in writing if MAC or any of its Representatives becomes aware of any material development in relation to: (i) any actual, proposed or potential Competing Proposal; and/or (ii) any information which was previously notified to Harmony under clause 7.5(a). 7.6 Fiduciary exception Clauses 7.3, 7.4 and 7.5(b)(ii) do not apply to the extent that they restrict MAC or the MAC Board from taking or refusing to take any action with respect to an actual, proposed or potential Competing Proposal (in relation to which there has been no contravention of clause 7.1) provided that the MAC Board has determined, in good faith after: (a) consultation with its financial Advisers, that the actual, proposed or potential Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and (b) receiving written advice from its Legal Advisers that compliance with clause 7.3, or failing to respond to such an actual, proposed or potential Competing Proposal would (or may be reasonably likely to) constitute a breach of the MAC Board’s fiduciary or statutory duties or obligations. 7.7 Matching Right (a) Without limiting clauses 7.1 to 7.5, during the Exclusivity Period, MAC: (i) must ensure that no MAC Director: (A) publicly withdraws, qualifies or adversely changes, modifies, revises his or her Recommendation, excluding any Confidential Director Statement made (in and of itself); (B) publicly recommends, or otherwise publicly supports, any actual, proposed or potential Competing Proposal (or publicly indicates an intention to do so subject to following the process in this clause 7.7); or (C) publicly recommends against the Scheme; and

Gilbert + Tobin 3456-3878-4814 page | 29 (ii) must not, and must procure that each other MAC Group Member and their Representatives do not, indirectly or directly, enter into any agreement, arrangement or understanding (whether or not in writing) or otherwise become obliged to undertake or give effect to, or for the implementation of, any actual, proposed or potential Competing Proposal, unless: (iii) the MAC Board has, in good faith and acting reasonably, made the determinations set out in clauses 7.6(a) and 7.6(b); (iv) MAC has provided Harmony with a written notice stating that it is given for the purposes of this clause 7.7 and setting out: (A) all material terms and conditions of such Competing Proposal (including, to the extent known by MAC, the price and form of consideration, proposed timing, any conditions precedent, details of any break fee, due diligence and financing requirements, cost recovery or cost sharing arrangement, and the identity of the person or persons who were involved in such discussion, negotiation, communication or other contact, who made such approach, enquiry, expression of interest, offer or proposal); (B) the determinations made under clauses 7.6(a) and 7.6(b); and (C) the reasons for the MAC Board’s determination that such Competing Proposal is, or could reasonably be expected to become or lead to, a Superior Proposal. To avoid doubt, nothing under this clause 7.7(a)(iv)(C) obliges MAC to do anything which will result in the loss of legal professional privilege in respect of the legal advice obtained under clause 7.6(b); (v) MAC has given Harmony at least until 11:59pm on the fifth Business Day after the information referred to in clause 7.7(a)(iv) was provided to Harmony (the Matching Period) to announce or formally provide to MAC a matching, equivalent or superior proposal or other counter-proposal to the terms of such Competing Proposal (Counterproposal); and (vi) either: (A) Harmony has not announced or formally provided MAC with a Counterproposal before the expiry of the Matching Period; or (B) Harmony has announced or formally provided MAC with a Counterproposal before the expiry of the Matching Period, and the MAC Board has determined, in good faith and acting reasonably, that such Counterproposal would not produce an equivalent or superior outcome for MAC Shareholders (as a whole) as compared to the outcome that would be provided by such Competing Proposal, taking into account all respective terms and conditions and other aspects of such Counterproposal (including, the price, value and form of consideration, funding, proposed timing, any condition precedent and other matters affecting the probability of the Counterproposal being completed compared to the Competing Proposal or other relevant matters) and such Competing Proposal.

Gilbert + Tobin 3456-3878-4814 page | 30 (b) If MAC has provided Harmony with a notice under clause 7.7(a)(iv) and Harmony has announced or formally provided MAC with a Counterproposal before the expiry of the Matching Period, MAC must procure that MAC Board: (i) promptly considers and determines as soon as reasonably practical (and in any event, within three (3) Business Days of receiving the Counterproposal), in good faith and acting reasonably, after consultation with its financial advisers and after receiving written legal advice from its Legal Advisers, whether such Counterproposal would (or would reasonably be expected to) provide an equivalent or superior outcome for MAC Shareholders (as a whole) as compared to the outcome that would be provided by such Competing Proposal, taking into account all respective terms and conditions and other aspects of such Counterproposal (including, the price, value and form of consideration, funding, proposed timing, any condition precedent and other matters affecting the probability of the Counterproposal being completed compared to the Competing Proposal) and such Competing Proposal; and (ii) promptly, and in any event within 24 hours after making the determination in clause 7.7(b)(i), delivers Harmony a notice in writing setting out such determination and the reasons for such determination. (c) If the MAC Board determines in accordance with clause 7.7(b)(i) that such Counterproposal would provide an equivalent or superior outcome for MAC Shareholders (as a whole) as compared to the outcome that would be provided by such Competing Proposal, MAC must use its best endeavours to: (i) agree all amendments to this deed (and, if applicable, the Scheme) which are necessary to implement such Counterproposal, in each case as soon as reasonably practicable and for a period of not less than three (3) Business Days after MAC delivers the notice under clause 7.7(b)(ii) to Harmony; and (ii) procure each MAC Director recommends (unanimously with all the other MAC Directors) such Counterproposal to MAC Shareholders and does not recommend such Competing Proposal to MAC Shareholders. (d) MAC acknowledges and agrees that: (i) each new Competing Proposal or successive material variation or modification of a Competing Proposal will constitute a new Competing Proposal for the purposes of this clause 7.7; and (ii) the process set out in this clause 7.7 must again be followed in respect of each new Competing Proposal or successive material variation or modification of a Competing Proposal prior to: (A) any MAC Director taking any of the actions referred to in clause 7.7(a)(i); or (B) MAC or any of its Representatives entering into any agreement, arrangement or understanding or otherwise becoming obliged referred to in clause 7.7(a)(ii). 7.8 Compliance with law (a) If it is finally determined by a court of competent jurisdiction, or any Government Agency, that the agreement by the parties under this clause 7 or any part of it:

Gilbert + Tobin 3456-3878-4814 page | 31 (i) constitutes a breach of the fiduciary or statutory duty of any member of the MAC Board; or (ii) is unlawful for any other reason, then, to that extent (and only to that extent) MAC will not be obliged to comply with that provision or that relevant part of that provision (as applicable) of this clause 7. (b) The parties must not make, or cause to be made, any application to a court or any Government Agency for, or in relation to, a determination or declaration referred to in clause 7.8 regarding any provision of this clause 7. 7.9 Normal provision of information Nothing in this clause 7 prevents MAC or a Representative of MAC from (directly or indirectly): (a) providing information regarding MAC, the MAC Group, any MAC Group Member or any business, asset or affairs of MAC, the MAC Group or any MAC Group Member: (i) to its Representatives provided it is not done in a manner which is intended to circumvent the intention of this clause 7; (ii) to any Government Agency; (iii) to its auditors, contractors, customers, financiers, franchisees and suppliers acting in that capacity in the ordinary course of business and consistent with past practice; (b) providing information required to be provided by law, including to satisfy its obligations of disclosure under the ASX Listing Rules, the NYSE Rules or to any Government Agency; (c) making presentations or providing information to brokers, portfolio investors, analysts and other third parties in the ordinary course of business and consistent with past practice; or (d) engaging with MAC Shareholders and MAC CDI Holders; (e) responding to any person in relation to any offer, inquiry, expression of interest or proposal by that person to make, or that may reasonably be expected to encourage or lead to the making of, an actual, proposed or potential Competing Proposal strictly for the purpose of: (i) acknowledging receipt; or (ii) advising that person that MAC is bound by the provisions of this clause 7 and is only able to engage in negotiations or discussions if the fiduciary exception in clause 7.6 applies. 8 Break fee 8.1 Background This clause 8 has been agreed to in circumstances where:

Gilbert + Tobin 3456-3878-4814 page | 32 (a) MAC believes it and its shareholders will derive significant benefits from the implementation of the Scheme; (b) Harmony has incurred and will further incur significant costs in connection with the Scheme, which will include significant opportunity costs if the Scheme is not implemented; (c) Harmony has requested that provision be made for the payment outlined in clause 8.2, and would not have entered into this deed had such provision not been made; (d) the MAC Board believes that: (i) it is reasonable and appropriate to agree to pay the Break Fee to secure Harmony’s entry into this deed; and (ii) the Break Fee represents a genuine and reasonable estimate of costs that would be incurred by Harmony if the Scheme is not implemented; and (e) MAC has received separate legal advice from its Legal Advisers in relation to this deed and the operation of this clause 8 and believes it is reasonable that MAC agrees to the Break Fee in accordance with this clause 8 in order to secure Harmony’s participation in the Transaction. 8.2 Payment of Break Fee Subject to clauses 8.5 and 8.6, MAC must pay Harmony the Break Fee, without set-off or withholding and within fifteen (15) Business Days after receipt of a written demand from Harmony, if any of the following events occur: (a) during the Exclusivity Period, any MAC Director: (i) fails to make his or her Recommendation as contemplated by clause 2.5; (ii) withdraws, qualifies or adversely changes, modifies or revises (including, without limitation, by making any public statement supporting, endorsing or recommending any Competing Proposal and/or to the effect that he or she no longer supports the Scheme) his or her Recommendation, excluding any Confidential Director Statement made (in and of itself); or (iii) makes a public statement indicating that they no longer recommend the Scheme or recommend that MAC Shareholders accept or vote in favour of, or otherwise publicly recommends, supports or endorses, a Competing Proposal, in each case, other than in circumstances where: MAC has validly terminated this deed in accordance with clause 12.1; (b) Harmony validly terminates this deed in accordance with clause 12.1(b); or (c) at any time before the End Date (or, if earlier, the date this deed is terminated in accordance with clause 12), a Competing Proposal is announced and, within 12 months after the date of such announcement, that Competing Proposal is completed, implemented or consummated. For the avoidance of doubt, a statement made by MAC or the MAC Board to the effect that no action should be taken by MAC Shareholders pending the assessment of a

Gilbert + Tobin 3456-3878-4814 page | 33 Competing Proposal by the MAC Board will not, by itself, require MAC to pay Harmony the Break Fee. 8.3 Nature of payment MAC acknowledges and agrees that the amount of the Break Fee has been calculated to reimburse and compensate Harmony for costs and expenses incurred, including: (a) external advisory costs (excluding success fees); (b) internal costs such as costs of management and directors’ time, risk management costs and capital costs; (c) out-of-pocket expenses; (d) reputational damage associated with a failed transaction and the implications of that damage to a party’s business; and (e) opportunity costs incurred in pursuing the Transaction or in not pursuing other alternative acquisitions or strategic initiatives which otherwise could have been developed, and MAC agrees that: (f) the costs actually incurred by Harmony will be of such a nature that they cannot all be accurately ascertained; and (g) the Break Fee is a genuine and reasonable pre-estimate of those costs. 8.4 Content of demand A demand by Harmony for payment of the Break Fee under clause 8.2 must: (a) be in writing; (b) be made after the occurrence of the event in that clause giving rise to the right to payment; (c) state the circumstances which give rise to the demand; and (d) nominate an account in the name of Harmony into which MAC must pay the Break Fee. 8.5 Qualifications to Break Fee (a) No amount is payable by MAC under this clause 8 if the Transaction or any transaction with Harmony which has a similar effect as the Transaction becomes Effective or otherwise takes effect. (b) This clause 8 imposes obligations on MAC to pay the Break Fee only to the extent that the performance of those obligations is not otherwise unlawful or held to be unenforceable by a court or Government Agency (including as a result of a breach of any MAC Director’s fiduciary or statutory duties), provided that: (i) all lawful avenues of appeal and review have been exhausted;

Gilbert + Tobin 3456-3878-4814 page | 34 (ii) the period for lodging an appeal or commencing review proceedings has expired without an appeal having been lodged or review proceedings commenced; or (iii) Harmony and MAC agree in writing not to appeal or seek review of the decision to impose that requirement. (c) The parties must not make, or cause to be made (including by inaction), any application to a court or Government Agency for, or in relation to, an order, determination, judgement, decree or a declaration referred to in or in connection with clause 8.5(b). (d) If the Break Fee has been paid by MAC and clauses 8.5(a) or 8.5(b) would have prohibited the payment of the Break Fee, Harmony must reimburse all or the relevant part of the Break Fee (as the case may be) within ten (10) Business Days after receipt of a written demand for reimbursement from MAC. (e) Where the Break Fee becomes payable to Harmony and is actually paid to Harmony, Harmony cannot make any demand to, or Claim against, MAC for payment of any subsequent Break Fee. 8.6 Modifications following regulatory intervention (a) If a court of competent jurisdiction or Government Agency finds that all or any part of the payments required to be made under this clause 8 or clause 9 unenforceable, then: (i) the parties must amend clause 8 and/or clause 9 (as relevant) to the extent required to give effect to the requirements of the court or Government Agency (as the case may be); and (ii) neither the occurrence of any of the events referred to in clause 8.6(a) nor the amendment of clause 8 and/or clause 9 will be taken to be a breach of, or permit any party to terminate, this deed. (b) The parties must not make or cause or permit to be made any application to a court or any Government Agency for or in relation to a determination referred to in clause 8.6(a). (c) The parties are only required to take steps under clause 8.6(a)(i) in relation to any requirement of a court of competent jurisdiction or Government Agency if: (i) no appeal or review proceeding is available from the decision to impose that requirement or the period for lodging an appeal or commencing review proceedings has expired without an appeal having been lodged or review proceedings commenced; or (ii) Harmony and MAC agree in writing not to appeal or seek review of the decision to impose that requirement. 8.7 Other claims (a) Subject to clause 8.7(c), but notwithstanding any other provision of this deed, the maximum aggregate amount which MAC may be required to pay in relation to this deed (including any breach of this deed by MAC, including breach of the MAC Warranties) is the amount of Break Fee, and in no event will the aggregate liability of MAC under or in connection with this deed exceed the amount of the Break Fee

Gilbert + Tobin 3456-3878-4814 page | 35 other than in relation to fraud or wilful or intentional breach by MAC of this deed (where this clause 8.7(a) will not operate to limit MAC's liability). (b) If an amount is paid by MAC to Harmony in the amount of the Break Fee in accordance with clause 8.2: (i) payment of that amount is the sole and exclusive remedy for Harmony; (ii) payment of that amount is the sole and exclusive obligation of MAC under or in connection with this deed (including, to the maximum extent permitted by law, for any Claims under this deed), including for any breach of this deed by MAC; (iii) no further damages, fees, expenses or reimbursements will be payable by MAC; (iv) that amount is received by Harmony in complete settlement of any and all Claims under this deed or otherwise that Harmony may have against MAC; and (v) neither Harmony nor any of its Related Bodies Corporate may make any claim whatsoever for specific performance, injunctive relief, damages, loss, liability, compensation, payments, fees, expenses or reimbursements against MAC or any other MAC Indemnified Party under this deed in respect of such breaches, in each case, in respect of the matter giving rise to the payment and otherwise under this deed or in connection with the Transaction or Scheme, to the maximum extent permitted by law. (c) Nothing in this clause 8.7 limits the liability of Harmony in connection with the Scheme or the obligations under clause 2.2. 9 Reverse Break Fee 9.1 Background This clause 9 has been agreed to in circumstances where: (a) Harmony believes it and its shareholders will derive significant benefits from the implementation of the Scheme; (b) MAC has incurred and will further incur significant costs in connection with the Scheme, which will include significant opportunity costs if the Scheme is not implemented; (c) MAC has requested that provision be made for the payment outlined in clause 9.2, and would not have entered into this deed had such provision not been made; (d) Harmony Board believes that: (i) it is reasonable and appropriate to agree to pay the Reverse Break Fee to secure MAC’s entry into this deed; and (ii) the Reverse Break Fee represents a genuine and reasonable estimate of costs that would be incurred by MAC if the Scheme is not implemented; and

Gilbert + Tobin 3456-3878-4814 page | 36 (e) Harmony has received separate legal advice from its Legal Advisers in relation to this deed and the operation of this clause 9 and believes it is reasonable that Harmony agrees to the Reverse Break Fee in accordance with this clause 9 in order to secure MAC’s participation in the Transaction. 9.2 Payment of Reverse Break Fee Subject to clauses 8.6 and 9.5, Harmony must pay MAC the Reverse Break Fee, without set-off or withholding and within fifteen (15) Business Days after receipt of a written demand from MAC, if MAC validly terminates this deed pursuant to clause 12.1(b). 9.3 Nature of payment Harmony acknowledges and agrees that the amount of the Reverse Break Fee has been calculated to reimburse and compensate MAC for costs and expenses incurred, including: (a) external advisory costs (excluding success fees); (b) internal costs such as costs of management and directors’ time, risk management costs and capital costs; (c) out-of-pocket expenses; (d) reputational damage associated with a failed transaction and the implications of that damage to a party’s business; and (e) opportunity costs incurred in pursuing the Transaction or in not pursuing other alternative acquisitions or strategic initiatives which otherwise could have been developed, and Harmony agrees that: (f) the costs actually incurred by MAC will be of such a nature that they cannot all be accurately ascertained; and (g) the Reverse Break Fee is a genuine and reasonable pre-estimate of those costs. 9.4 Content of demand A demand by MAC for payment of the Reverse Break Fee under clause 9.2 must: (a) be in writing; (b) be made after the occurrence of the event in that clause giving rise to the right to payment; (c) state the circumstances which give rise to the demand; and (d) nominate an account in the name of MAC into which Harmony must pay the Reverse Break Fee. 9.5 Qualifications to Reverse Break Fee (a) No amount is payable by Harmony under this clause 9 if the Transaction or any transaction with MAC which has a similar effect as the Transaction becomes Effective or otherwise takes effect.

Gilbert + Tobin 3456-3878-4814 page | 37 (b) This clause 9 imposes obligations on Harmony to pay the Reverse Break Fee only to the extent that the performance of those obligations is not otherwise unlawful or held to be unenforceable by a court or Government Agency (including as a result of a breach of any Harmony Director’s fiduciary or statutory duties), provided that: (i) all lawful avenues of appeal and review have been exhausted; (ii) the period for lodging an appeal or commencing review proceedings has expired without an appeal having been lodged or review proceedings commenced; or (iii) MAC and Harmony agree in writing not to appeal or seek review of the decision to impose that requirement. (c) The parties must not make, or cause to be made (including by inaction), any application to a court or Government Agency for, or in relation to, an order, determination, judgement, decree or a declaration referred to or in connection with clause 9.5(b). (d) If the Reverse Break Fee has been paid by Harmony and clauses 9.5(a) or 9.5(b) would have prohibited the payment of the Reverse Break Fee, MAC must reimburse all or the relevant part of the Reverse Break Fee (as the case may be) within ten (10) Business Days after receipt of a written demand for reimbursement from Harmony. (e) Where the Reverse Break Fee becomes payable to MAC and is actually paid to MAC, MAC cannot make any demand to, or Claim against, Harmony for payment of any subsequent Reverse Break Fee. 9.6 Other claims (a) Subject to clause 9.6(c) but notwithstanding any other provision of this deed, the maximum aggregate amount which Harmony may be required to pay in relation to this deed (including any breach of this deed by Harmony, including breach of Harmony Warranties) is the amount of Reverse Break Fee, and in no event will the aggregate liability of Harmony under or in connection with this deed exceed the amount of the Reverse Break Fee other than in relation to fraud or wilful or intentional breach by Harmony of this deed (where this clause 9.6(a) will not operate to limit Harmony's liability). (b) If an amount is paid by Harmony to MAC in the amount of the Reverse Break Fee in accordance with clause 9.2: (i) payment of that amount is the sole and exclusive remedy for MAC; (ii) payment of that amount is the sole and exclusive obligation of Harmony under or in connection with this deed (including, to the maximum extent permitted by law, for any Claims under this deed), including for any breach of this deed by Harmony; (iii) no further damages, fees, expenses or reimbursements will be payable by Harmony; (iv) that amount is received by MAC in complete settlement of any and all Claims under this deed or otherwise that MAC may have against Harmony; and

Gilbert + Tobin 3456-3878-4814 page | 38 (v) neither MAC nor any of its Related Bodies Corporate may make any claim whatsoever for specific performance, injunctive relief, damages, loss, liability, compensation, payments, fees, expenses or reimbursements against Harmony or any other Harmony Indemnified Party under this deed in respect of such breaches, in each case, in respect of the matter giving rise to the payment and otherwise under this deed or in connection with the Transaction or Scheme, to the maximum extent permitted by law. (c) Nothing in this clause 9.6 limits the liability of Harmony in connection with the Scheme or the obligations under clause 2.2. 10 Warranties 10.1 MAC Warranties MAC represents and warrants to Harmony that each of the MAC Warranties is true and correct and not misleading in any material respect. 10.2 MAC’s indemnity Subject to clause 10.5, MAC agrees to indemnify Harmony against any Claim of whatever nature and however arising that Harmony or any of the other Harmony Indemnified Parties suffers, incurs or is liable as a result of any breach of any of the MAC Warranties. 10.3 Harmony Warranties Harmony represents and warrants to MAC that that each of the Harmony Warranties is true and correct and not misleading in any material respect. 10.4 Harmony’s indemnity Subject to clause 10.6, Harmony agrees to indemnify MAC against any Claim of whatever nature and however arising that MAC or any of the other MAC Indemnified Parties suffers, incurs or is liable as a result of any breach of any of Harmony Warranties. 10.5 Qualifications on MAC Warranties (a) The MAC Warranties and the indemnity in clause 10.2 are each subject to matters that: (i) are expressly required or permitted by this deed or the Scheme the Transaction; (ii) have been Fairly Disclosed in the Disclosure Materials; (iii) have been Fairly Disclosed in: (A) any announcement prior to the date of this deed made by MAC to ASX or any document filed or furnished by MAC with the SEC (so long as such document furnished with the SEC is publicly available via the EDGAR system or has been made available to Harmony) and other than any statements (i) solely in the "Risk Factors" sections of MAC SEC Reports and (ii) in any forward-looking statements in MAC SEC

Gilbert + Tobin 3456-3878-4814 page | 39 Reports or other disclosures that are cautionary, predicative, forward-looking or that speculate about future developments); (B) the Australian Searches; or (C) the Jersey Searches. (iv) are within the actual knowledge of Harmony or any of their respective Related Bodies Corporate or Representatives as at the date of this deed. (b) Any matters in this deed that are subject to the awareness, knowledge or belief of MAC are given solely by reference to the actual knowledge of the following individuals as at the date of this deed: (i) Chief Executive Officer – Michael (Mick) James McMullen; (ii) Chief Financial Officer – Morné Engelbrecht; and (iii) General Counsel and Joint Company Secretary – Chris Rosario. 10.6 Qualifications on Harmony Warranties (a) The Harmony Warranties and the indemnity in clause 10.4 are each subject to matters that are required or permitted by this deed or the Scheme or the Transaction. (b) Any matters in this deed that are subject to the awareness, knowledge or belief of Harmony are given solely by reference to the actual knowledge of the following individuals as at the date of this deed: (i) Chief Development Officer – Johannes van Heerden; (ii) Chief Financial Officer – Aubrey Testa; (iii) Executive General Manager – Growth & Resource Development - Greg Job; and (iv) Head of Legal – Stuart MacKenzie. 10.7 Survival of Warranties Each Warranty: (a) is severable; (b) survives the termination of this deed; and (c) is to be construed independently of all other MAC Warranties or Harmony Warranties (as applicable). 10.8 Survival of indemnities Each indemnity in this deed (including those in clauses 10.2 and 10.4): (a) is severable; (b) is a continuing obligation;

Gilbert + Tobin 3456-3878-4814 page | 40 (c) constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this deed; and (d) survives the termination of this deed. 10.9 Timing of Warranties Each Warranty is given: (a) at the date of this deed; (b) at the date the Scheme Circular is despatched to MAC Shareholders; and (c) at 8:00am on the Second Court Date and at the Effective Date, unless such Warranty is expressed to be given at a particular time, in which case it is given at that time. 10.10 No representations made on economic or future matters Each party acknowledges and agrees that: (a) the other party makes no representation or warranty other than as given or made in this deed and the Scheme; and (b) at no time has the other party given or made any representation or warranty in relation to the achievability of: (i) any economic, fiscal or other interpretations or evaluations by it; or (ii) future or forecast costs, prices, revenues or profits, other than to the extent the relevant information is Fairly Disclosed in an announcement to ASX or filed or furnished with the SEC that is made by that other party prior to the date of this deed. 11 Releases 11.1 Release of MAC Indemnified Parties (a) Subject to clauses 11.1(b) and 11.1(d), Harmony releases any and all rights that it has or may have or that may otherwise accrue to it after the date of this deed, and agrees with MAC that it will not make, and waives any right it might have to make, any Claim, against any MAC Indemnified Party (other than MAC and its Related Bodies Corporate) except where such MAC Indemnified Party has engaged in fraud or wilful misconduct. (b) The releases in clause 11.1(a) are subject to any restriction imposed by law and will be read down to the extent that any such restriction applies. (c) MAC receives and holds the benefit of clause 11.1(a) on behalf of, and as trustee for, each other MAC Indemnified Parties. (d) Nothing in this clause 11.1 limits Harmony’s rights to terminate this deed under clause 12 or demand payment of the Break Fee under clause 8.

Gilbert + Tobin 3456-3878-4814 page | 41 11.2 Release of Harmony Indemnified Parties (a) Subject to clause 11.2(b) and 11.2(d), MAC releases any and all rights that it has or may have or that may otherwise accrue to it after the date of this deed, and agrees with Harmony that it will not make any Claim, against any Harmony Indemnified Party (other than Harmony and its Related Bodies Corporate) as at the date of this deed in connection with: (i) any breach of any covenant, representation or warranty given by Harmony under this deed; (ii) any disclosures or information provided in connection with this deed or the Scheme containing any statement which is false or misleading (whether by omission or otherwise); or (iii) any failure to provide information in connection with this deed or Scheme, except where such Harmony Indemnified Party has engaged in fraud or wilful misconduct. (b) The releases in clause 11.2(a) are subject to any restriction imposed by law and will be read down to the extent that any such restriction applies. (c) Harmony receives and holds the benefit of clause 11.2(a) on behalf of, and as trustee for, each other Harmony Indemnified Parties. (d) Nothing in this clause 11.2 limits MAC’s rights to terminate this deed under clause 12 or demand payment of the Reverse Break Fee under clause 9. 12 Termination 12.1 Termination by MAC or Harmony (a) MAC or Harmony may terminate this deed in accordance with clause 3.5. (b) MAC or Harmony (the Terminating Party) may terminate this deed any time before 8:00am on the Second Court Date where the other party (the Defaulting Party) commits a breach of this deed (including the Warranties), provided that: (i) the breach is material in the context of this deed and the Scheme (taken as a whole); (ii) the Terminating Party has given written notice to the other party setting out the relevant circumstances and stating an intention to terminate this deed; (iii) the Terminating Party is not in material breach of this deed; and (iv) the relevant circumstances, if capable of remedy, have not been remedied to the reasonable satisfaction of the Terminating Party within 5 Business Days from the date such notice is given (or any shorter period ending at 5:00pm (Perth time) on the Business Day immediately before the Second Court Date), in which case such termination will take effect at the expiry of the period referred to in clause 12.1(b)(iv).

Gilbert + Tobin 3456-3878-4814 page | 42 (c) MAC or Harmony may terminate this deed in accordance with and pursuant to clause 4.7, provided that the party purporting to terminate this deed has complied in all material respects with its obligations under that clause. (d) MAC or Harmony may terminate this deed by written notice to the other party if the Scheme has not become Effective on or before the End Date. 12.2 Termination by Harmony Harmony may terminate this deed, with immediate effect, by notice in writing to MAC at any time before 8:00am on the Second Court Date if: (a) any MAC Director: (i) fails to recommend the Scheme in the manner described in clause 2.5 (including for the avoidance of doubt, whether or not MAC has used its best endeavours to procure the Recommendation); (ii) withdraws, adversely publicly changes, qualifies or modifies his or her Recommendation as set out in clause 2.5 (including for the avoidance of doubt, whether or not MAC has used its best endeavours to procure that no MAC Director takes such action); or (iii) makes a public statement to the effect that they no longer recommend the Scheme or publicly recommend, endorse or support another transaction (including any Competing Proposal), in each case, provided that a statement made by MAC or the MAC Directors to the effect that no action should be taken by MAC Shareholders pending the assessment of a Competing Proposal by the MAC Directors will not of itself give rise to a termination right under this clause; or (b) the MAC Board determines that a Competing Proposal is a Superior Proposal, or in any circumstances, a MAC Group Member enters into an agreement, arrangement or understanding pursuant to which MAC becomes obliged to pursue, give effect to and/or implement a Competing Proposal. 12.3 Termination by MAC MAC may terminate this deed, with immediate effect, by notice in writing to Harmony at any time before 8:00am on the Second Court Date if a majority of the MAC Directors publicly: (a) withdraw or adversely change their recommendation as set out in clause 2.5; or (b) recommend a Competing Proposal, in each case, provided that: (c) MAC has received a Competing Proposal; (d) the MAC Board has determined that the Competing Proposal constitutes a Superior Proposal; (e) clause 7 has been complied with and all of Harmony’s rights under clause 7 have been fully exhausted (including, to avoid doubt, if clause 7.7(a)(vi)(B) applies); and

Gilbert + Tobin 3456-3878-4814 page | 43 (f) if the Break Fee will become payable, MAC has first paid the Break Fee. 12.4 Effect of termination If this deed is terminated in accordance with this clause 12, this deed will cease to have force and effect without any liability or obligation on the part of any party and all future obligations of the parties under this deed will immediately terminate and be of no further force and effect including any further obligations in respect of the Scheme, except that: (a) this clause 12, clauses 1, 8, 9, 10, 11 and clauses 14 through 19 (inclusive) (other than clause 19.8) will survive termination; and (b) except as set out in clauses 8.7(b)(i) and 9.6(b)(i), each party will retain any rights and remedies that accrued prior to termination, including any rights and remedies in respect of any past breach of this deed or (if applicable) in respect of the breach giving rise to termination. 13 Public announcements 13.1 Public announcement of Scheme Immediately after execution of this deed (or as otherwise agreed between MAC and Harmony), MAC and Harmony must issue a joint public announcement substantially in the form contained in Attachment A. 13.2 Other disclosure (a) Where MAC proposes to make any public announcement or disclosure directly in connection with the Scheme, it must use reasonable endeavours, to the extent practicable in the circumstances and subject to applicable law, the ASX Listing Rules and the NYSE Rules, to consult with Harmony prior to making the relevant announcement or disclosure and MAC must: (i) provide the Harmony with a draft copy of the proposed public announcement as soon as reasonably practicable before such announcement is made; (ii) give Harmony a reasonable opportunity to comment on the form and content of the draft proposed public announcement; and (iii) consider all reasonable comments from Harmony and its Representatives (that are provided in a timely manner) on the draft. (b) The obligations in clause 13.2(a) do not apply: (i) to the extent that the proposed announcement or disclosure substantially repeats some or all matters contained in prior announcements or disclosures or is essentially process or administrative in nature; (ii) to any announcements relating to an actual, proposed or potential Competing Proposal; or (iii) to any announcements relating to the termination of this deed in accordance with its terms.

Gilbert + Tobin 3456-3878-4814 page | 44 (c) Nothing in this clause 13.2 requires the giving of prior notice or the taking of any action if doing so would lead to MAC breaching an applicable law, the ASX Listing Rules or the NYSE Rules. 14 Confidentiality 14.1 Confidentiality obligations (a) The Recipient: (i) agrees to keep confidential the Confidential Information and to use it solely for the Approved Purpose; and (ii) must not use any Confidential Information for its own commercial purposes or to the competitive disadvantage of the Discloser or its Related Bodies Corporate, except to the extent necessary for the Approved Purpose. (b) Subject to clause 14.1(c), the Recipient may disclose Confidential Information to its Representatives to the extent that the relevant person needs that information for the Approved Purpose. (c) The Recipient must: (i) use its reasonable endeavours to ensure that such Representative complies with the terms of this clause 14 as if it were the Recipient; and (ii) on request by the Discloser, provide written notice to the Discloser of the identity of any Representative of the Recipient that has received, or is to receive, the Confidential Information. (d) With respect to each subclause of this clause 14 that relates to a Representative of the Recipient, the Recipient is responsible to the Discloser for any act or omission of that Representative of the Recipient which would have breached that subclause if the act or omission had been by the Recipient. (e) The Recipient must take reasonable steps to protect the Confidential Information and keep it secure from unauthorised persons. (f) The Recipient must inform the Discloser as soon as reasonably practicable if the Recipient becomes aware of, or suspects that there has been a breach of this clause 14. The Recipient must promptly do anything which the Discloser reasonably requires to prevent or restrain a suspected or actual breach of this clause 14. (g) This clause 14 does not give the Recipient or any other person any right, title or interest in the Confidential Information. (h) Nothing in this clause 14 prevents the use or disclosure by the Recipient or any of its Representatives of Confidential Information to the extent that it is required by law, regulation, legal process, order of any government agency or the rules of a recognised stock exchange, including any law or regulation concerning the contents of a bidder’s statement or any other disclosure document, and provided that, in all cases, the Recipient or its relevant Representative or Associate must only disclose the minimum amount of information necessary to comply with the

Gilbert + Tobin 3456-3878-4814 page | 45 requirement and, to the extent permitted by law and reasonable in the circumstances, the Recipient must: (i) promptly notify the Discloser of the requirement to disclose the Confidential Information and provide details of the circumstances of the proposed disclosure; and (ii) consult with the Discloser as to the form of disclosure to be made and take account of any reasonable comments of the Discloser which are provided to it. (i) The Recipient acknowledges that its obligations under this clause 14.1 are in addition to, and nothing in this clause 14 limits, any common law or equitable obligations of confidence owed to the Discloser or its Related Bodies Corporate by the Recipient or its Representatives. 14.2 Return of Confidential Information (a) Subject to clause 14.2(b), the Recipient must on the written request of the Discloser promptly either (at the election of the Recipient): (i) return to the Discloser all copies and extracts of the Confidential Information and, if in electronic form, erase such Confidential Information; or (ii) destroy all copies and extracts of the Confidential Information and, if in electronic form, erase such Confidential Information, and in either case, an authorised signatory of the Recipient must confirm in writing to the Discloser that the Recipient and its Representatives have complied with the requirements of this clause 14. (b) Clause 14 does not apply to: (i) any records of, or documents prepared for, a meeting of the board of the Recipient or its Related Bodies Corporate, or a committee of the board or an investment or advisory committee, to the extent that such records or documents contain the level of detail consistent with the normal practices of the relevant board or committee; (ii) documents stored on a back-up server for bona fide back-up, security and data recovery purposes, which is not readily accessible; or (iii) the Recipient or any Representative of the Recipient holding Confidential Information is required by law or the rules of any government agency or any mandatory rule of professional standards or bona fide internal compliance or audit policy or procedure applying to the Recipient or the relevant Representative to retain a copy of the Confidential Information, provided that such information that is retained remains subject to the confidentiality obligations set out in this clause 14 and, if in the possession or control of an adviser, financier or proposed financier, is not accessed by the Recipient or its Related Bodies Corporate.

Gilbert + Tobin 3456-3878-4814 page | 46 15 Duty, costs and expenses 15.1 Stamp duty Harmony: (a) must pay all stamp duties and any related fines and penalties in respect of this deed or the Scheme or any transaction effected or steps taken under this deed or the Scheme; and (b) indemnifies MAC against any liability arising from or in connection with any failure by Harmony to comply with clause 15.1(a). 15.2 Costs and expenses Except as otherwise provided in this deed, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this deed and the proposed, attempted or actual implementation of the Transaction. 16 GST (a) In this clause 16, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia has the meaning given to it in that legislation. (b) Subject to clauses 16(c) and 16(e), if a party makes a supply under or in connection with this deed in respect of which GST is payable, the consideration for the supply but for the application of this clause 17.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made. (c) Clause 16(b) does not apply to any consideration that is expressed in this deed to be inclusive of GST. (d) If a party must reimburse or indemnify the other party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by the amount equal to any input tax credit the other party (or any representative member of a GST group of which the other party is a member) is entitled to with respect to the loss, cost or expense, and then increased in accordance with clause 16(b). (e) A party need not make a payment for a taxable supply made under or in connection with this deed until it receives a tax invoice for the supply to which the payment relates. 17 Foreign resident CGT withholding (a) For the purpose of this clause 17: (i) Declaration means a declaration provided by a Scheme Shareholder in accordance with section 14-225 and section 14-210(3) of Schedule 1 to the Taxation Administration Act;

Gilbert + Tobin 3456-3878-4814 page | 47 (ii) Variation means a notice of variation as granted by the Commissioner of Taxation under subsection 14-235(2) of Schedule 1 to the Taxation Administration Act; and (iii) Subdivision 14-D means Subdivision 14-D of Schedule 1 to the Taxation Administration Act. (b) Subject to the remainder of this clause 17, Harmony must make all payments that become due under the Transaction free and clear and without deduction of all present and future withholdings (including Taxes), unless required by applicable law. (c) The parties acknowledge that they anticipate that none of the Scheme Shares should comprise ‘indirect Australian real property interests’ as defined in section 855-25 of the Income Tax Assessment Act 1997 (Cth) (on the basis that the 'non-portfolio interest test' referred to in paragraph 855-25(1)(a) of the Income Tax Assessment Act 1997 (Cth) should not be satisfied) as no non-Australian tax resident shareholder (together with associates) owns 10% or more of the Scheme Shares. Therefore, Harmony should not be required by Subdivision 14-D to pay an amount to the Australian Commissioner of Taxation under section 14-200 in Subdivision 14-D in respect of the acquisition of Scheme Shares from any MAC Shareholders under the Transaction. (d) Notwithstanding clause 17(b) and subject to clause 17(h), if Harmony is required by Subdivision 14-D to pay amounts (each being a FRCGW Amount) to the Commissioner of Taxation in respect of the acquisition of the Scheme Shares from certain Scheme Shareholders (each being a FRCGW Holder), Harmony shall be entitled to deduct or withhold from the Scheme Consideration otherwise payable to the FRCGW Holder and remit such amounts to the Australian Commissioner of Taxation. The aggregate sum payable to the FRCGW Holder shall not be increased to reflect the deduction and the net aggregate sum payable to the FRCGW Holder shall be taken to be in full and final satisfaction of the amounts owing to the FRCGW Holder. Before applying FRCGW, Harmony will consult with MAC as to which Scheme Shares it considers FRCGW to apply to and will work with MAC and any impacted Scheme Shareholder to determine if an exemption or Variation can be sought form the Australian Commissioner of Taxation or if a Declaration from the Scheme Shareholder is appropriate. (e) Harmony acknowledges and agrees that it will reduce the FRCGW Amount with respect to a Scheme Shareholder where that Scheme Shareholder provides a Variation to Harmony prior to the Implementation Date and Harmony does not know or reasonably suspect the Variation to be false or invalid. (f) Harmony acknowledges and agrees that it shall not pay any amounts to the Commissioner of Taxation under clause 17(c) with respect to a Scheme Shareholder where that Scheme Shareholder provides a Declaration to Harmony prior to the Implementation Date and the Declaration is made in accordance with the requirements in section 14-225 of Subdivision 14-D and applies to a period that includes the Implementations Date and Harmony does not know or suspect that the Declaration is false. (g) If Harmony forms the view that it knows or suspects that a Declaration it has received is false, and Harmony received the Declaration more than 30 days before the Implementation Date, Harmony agrees that it shall not pay any amounts to the Commissioner of Taxation in respect of that Scheme Shareholder until it has:

Gilbert + Tobin 3456-3878-4814 page | 48 (i) provided information upon which it relied to form that view to the Scheme Shareholder who has provided that Declaration no less than 20 days before the Implementation Date; (ii) provided the Scheme Shareholder by notice in writing the opportunity to review the information provided to it and respond with their views no less than ten (10) days before the Implementation Date; and (iii) reviewed any response from the Scheme Shareholder and, after having reconsidered its view, still be of the view that it has knowledge or suspicion that the Declaration it has received is false. (h) MAC agrees that Harmony may approach the ATO to obtain clarification as to the application of Subdivision 14-D to the Scheme and will provide all information and assistance that Harmony reasonably require in making any such approach. Harmony agrees: (i) to provide MAC a reasonable opportunity to review the form and content of all materials to be provided to the ATO, and must incorporate MAC’s reasonable comments on those materials, and more generally to take into account MAC’s comments in relation to Harmony’s engagement with the ATO, and provide MAC a reasonable opportunity to participate in any discussions and correspondence between Harmony and the ATO in connection with the application of Subdivision 14-D to the Transaction; and (ii) subject to clause 17(g), not to contact any Scheme Shareholders in connection with the application of Subdivision 14-D to the Scheme without MAC’s prior written consent. (i) The parties agree to consult in good faith as to the application of Subdivision 14-D, including taking into account any clarification provided by the ATO following any process described in clause 17(g). The parties agree to take all actions that they agree (each acting reasonably) are necessary or desirable following that consultation. 18 Guarantee 18.1 Guarantee and Indemnity Harmony Parent: (a) unconditionally and irrevocably guarantees to MAC (in its own right and separately as trustee or nominee for each of the other MAC Indemnified Parties and each Scheme Shareholder) on demand, the due and punctual performance of Harmony’s obligations under this deed and the Scheme; and (b) as a separate and additional liability, indemnifies MAC (in its own right and separately as trustee or nominee for each of the other MAC Indemnified Parties and each Scheme Shareholder) against all Loss, actions, proceedings and judgments of any nature, incurred by, brought, made or recovered against Harmony, a Harmony Indemnified Party or a Scheme Shareholder arising from any default or delay in the due and punctual performance of Harmony’s obligations under this deed and the Scheme. 18.2 Extent of Guarantee and Indemnity

Gilbert + Tobin 3456-3878-4814 page | 49 The liability of Harmony Parent under this clause 18 is not affected by anything that, but for this clause 18, might operate to release or exonerate Harmony Parent in whole or in part from its obligations including any of the following, whether with or without the consent of the Harmony: (a) the grant to Harmony Parent, Harmony or any other person of any time, waiver or other indulgence, or the discharge or release of Harmony, Harmony Parent or any other person from any liability or obligation; (b) any transaction or arrangement that may take place between MAC, Harmony, Harmony Parent or any other person (including a MAC Shareholder or MAC Group Member); (c) MAC exercising or refraining from exercising its rights under any security or any other rights, powers or remedies against Harmony, Harmony Parent or any other person; (d) the amendment, replacement, extinguishment, unenforceability, failure, loss, release, discharge, abandonment or transfer either in whole or in part and either with or without consideration, of any security now or in the future held by MAC from Harmony, Harmony Parent or any other person or by the taking of or failure to take any security; (e) the failure or omission or any delay by MAC or Harmony to give notice to Harmony Parent of any default by Harmony or any other person under this deed; and (f) any legal limitation, disability, incapacity or other circumstances related to Harmony, Harmony Parent or any other person. 18.3 Principal and independent obligation This clause 18 is a principal obligation and is not to be treated as ancillary or collateral to any other right or obligation and extends to cover this deed as amended, varied, supplemented, renewed or replaced. 18.4 Continuing guarantee and indemnity This clause 18 is a continuing obligation of Harmony Parent despite the Scheme becoming Effective or the completion or implementation of the Scheme or the Transaction, and remains in full force and effect for so long as Harmony has any liability or obligation to MAC or a Scheme Shareholder under this deed or the Scheme and until all of those liabilities or obligations have been fully discharged. 18.5 No withholdings (a) Harmony Parent must make all payments that become due under this clause 18 or the Scheme (including the Scheme Consideration), free and clear and without deduction of all present and future withholdings (including taxes, duties, levies, imposts, deductions and charges of Australia, Jersey, the United States or any other jurisdiction). (b) If Harmony Parent is compelled by law to deduct any withholding, then in addition to any payment due under this clause 18, it must pay to MAC and each Scheme Shareholder such amount as is necessary to ensure that the net amount received by MAC or the Scheme Shareholder after withholding equals the amount MAC or the Scheme Shareholder would otherwise been entitled to if not for the withholding.

Gilbert + Tobin 3456-3878-4814 page | 50 18.6 Currency Harmony Parent must pay all moneys that it becomes liable to pay under this clause 18 or the Scheme in the currency in which they are payable under this deed and the Scheme and free of any commissions and expenses relating to foreign currency conversion or any other charges or expenses. 18.7 No set off Harmony Parent has no right to set off, deduct or withhold any moneys that it may be or become liable to pay under this clause 18 against any moneys that Harmony or any of its Related Bodies Corporate may be, or become, liable to pay to a MAC Group Member or Scheme Shareholder whether under this deed, the Scheme or otherwise. 18.8 Harmony Parent's liability Harmony Parent's liability in respect of any Claim made pursuant to this clause 18 will not exceed Harmony's liability in respect of that Claim. 19 General 19.1 Notices (a) A notice, consent, approval, waiver or other communication sent by a party under this deed (Notice) must be: (i) in writing; (ii) sent by an authorised representative of the sender; and (iii) marked for the attention of the person named below, and must be: (iv) left at, or sent by commercial courier to, the address set out below; or (v) sent by email to the address set out below. MAC Attention: Mick McMullen Address: Level 1, 33 Richardson St, West Perth, WA 6005 Email: mick.mcmullen@metalsacqcorp.com Attention: Chris Rosario Address: Level 1, 33 Richardson St, West Perth, WA 6005 Email: chris.rosario@metalsacqcorp.com with a copy (for information purposes only) to srear@gtlaw.com.au

Gilbert + Tobin 3456-3878-4814 page | 51 Harmony Attention: Greg Job, Executive General Manager – Growth & Resource Development Address: Level 2, 189 Coronation Drive, Milton QLD 4064 Email: greg.job@harmonyseasia.com.au with a copy (for information purposes only) to hmya.legal@harmonyseasia.com, ratha.nabanidham@ashurst.com and andrew.kim@ashurst.com (b) Subject to clause 19.1(c), a Notice is taken to be received: (i) if sent by delivery, when it is delivered; (ii) if sent by email: (A) when the sender receives an automated message confirming delivery; or (B) one hour after the time sent (as recorded on the device from which the email was sent), provided that the sender does not receive an automated message that the email has not been delivered, whichever happens first. (c) If a Notice is taken to be received under clause 19.1(b): (i) before 9:00am on a Business Day, it will be taken to be received at 9:00am on that Business Day; or (ii) after 5:00pm on a Business Day or on a non-Business Day, it will be taken to be received at 9:00am on the next Business Day. 19.2 Governing law and jurisdiction (a) This deed is governed by the laws of Western Australia, Australia without regard to its choice of law rules, provided however that matters of Jersey law (including for avoidance of doubt matters concerning the fiduciary duties of the MAC Directors) including the Scheme (which shall be implemented subject to and in accordance with the procedural requirements as per the laws applicable in Jersey) shall to the extent required by the laws of Jersey, be governed by the laws of Jersey and shall be subject to the exclusive jurisdiction of the Court. (b) Except as set out in clause 19.2(a) with respect to matters within the jurisdiction of the Court, each party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia, Australia and courts competent to hear appeals from those courts. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum. (c) To the extent permissible by applicable law, each party to this deed waives, and covenants that such party will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, action or proceeding arising out of this deed, in each case whether now existing or hereafter arising and whether in contract, tort or otherwise.

Gilbert + Tobin 3456-3878-4814 page | 52 19.3 No representation or reliance (a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this deed, except for representations or inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded. (b) Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation or other inducement by or on behalf of any other person, except for any representation or inducement expressly set out in this deed. 19.4 No merger The rights and obligations of the parties do not merge on the Scheme becoming Effective or completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction. 19.5 Waivers and consents (a) Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this deed. (b) Any waiver or consent given by a party under this deed is only effective and binding on that party if it is given or confirmed in writing by that party. (c) No waiver of a breach of any term of this deed operates as a waiver of another breach of that term or of a breach of any other term of this deed. (d) Except where this deed expressly provides otherwise, where the consent of a party is required under this deed, such consent may be given or withheld in that party’s absolute discretion. 19.6 Variation (a) Subject to clause 19.6(b), this deed may only be varied by a document signed by or on behalf of MAC and Harmony. (b) On and from the Implementation Date, the parties may not amend or vary this deed in a manner that adversely affects any right or benefit conferred on a MAC Indemnified Party (other than MAC) or Harmony Indemnified Party (as the case may be) under this deed without the prior written consent of the majority of directors of MAC at the date of this deed or Harmony Indemnified Party (as the case may be). 19.7 Assignment A party may not assign, novate, declare a trust over or otherwise transfer or deal with any of its rights or obligations under this deed without the prior written consent of the other party or as expressly provided in this deed.

Gilbert + Tobin 3456-3878-4814 page | 53 19.8 Further action Each of the parties will do all things and execute all further documents necessary to give full effect to this deed. 19.9 Entire agreement This deed and any other document agreed by the parties in writing for the purposes of this clause 19.9 supersede all previous agreements, understandings, negotiations or deeds in respect of their subject matter, including the Confidentiality Deed (which is hereby terminated), and embody the entire agreement between the parties. 19.10 Severability (a) If the whole or any part of a provision of this deed is void, unenforceable or illegal in a jurisdiction, it is severed for that jurisdiction but only to the extent that it is void, unenforceable or illegal and provided that it will have full force and effect in any other jurisdiction. (b) Where a provision (or any part thereof) is severed in a jurisdiction, the remainder of this deed will have full force and effect in that (and any other) jurisdiction. (c) This clause 19.10 does not apply to any severance that alters the basic nature of this deed or is contrary to public policy. 19.11 Counterparts This deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument. 19.12 No limitation of cover under Insurance Policies It is expressly understood and agreed that nothing in this deed shall be understood to affect or limit the obligations of any insurer for any loss, damage, cost, expense or liability under any insurance policy issued to or covering any MAC Group Member and, if and to the extent that any contrary and final, non-appealable ruling is made by any court or body, any such provision shall be invalidated and severed to the extent, but only to the extent, necessary to eliminate its impact in affecting or limiting such insurer obligations.

Gilbert + Tobin Schedule 1 – Dictionary | page | 54 Schedule 1 Dictionary 1 Dictionary Accounting Standards means the International Financial Reporting Standards. as issued by the International Accounting Standards Board. Adviser means a financier (whether debt or equity, or an existing or prospective financier), financial adviser, corporate adviser, accounting adviser, auditor, legal adviser (including any legal adviser to a debt financier), management consultant or other adviser, consultant or expert engaged by a party (or a Related Body Corporate) in connection with the Transaction. Aggregate Scheme Consideration means the Scheme Consideration multiplied by the total number of Scheme Shares. Applicable Anti-Bribery and Corruption Laws means the United States Foreign Corrupt Practices Act of 1977 as amended, the U.K. Bribery Act 2010, the Criminal Code Act 1995 (Cth), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), or any other applicable legislation or regulation relating to anti-bribery or anti-corruption (governmental or commercial), in each case insofar as it relates to anti-bribery or anti-corruption. Approved Purpose means the purpose of evaluating, negotiating, financing and implementing the Transaction. Articles of Association means MAC’s articles of association adopted by special resolution dated 23 May 2023, as amended. ASIC means the Australian Securities and Investments Commission. Associate has the meaning given in section 12 of the Corporations Act. ASX means ASX Limited (ABN 98 008 624 691) or, where the context requires, the securities exchange operated by it. ASX Listing Rules means the official listing rules of ASX. ATO means the Australian Taxation Office. Australian Dollars means the lawful currency of Australia. Australian Searches means: (a) a publicly available document lodged with ASIC by or on behalf of MAC or the MAC Group (which would be disclosed in a search of ASIC’s records that are open to public inspection) prior to the date of this deed; or (b) a PPSR search before the date of this deed. Authorisation means: (a) any authorisation, consent, approval, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, permit, authority or exemption from, by

Gilbert + Tobin Schedule 1 – Dictionary | page | 55 or with a Government Agency, however it is described, and including any condition attaching to it; and (b) in relation to anything that would be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken, including any renewal or amendment. Break Fee means US$23,557,692. Budget means the documents contained at 03.11 in the Data Room. Business Day means a day other than a Saturday, a Sunday or a day on which banks are authorised or required by applicable laws to be closed in the Bailiwick of Jersey, London, United Kingdom, Perth, Australia or New York, New York, United States of America. Cash Funding Requirement has the meaning given in clause 2.3. CDI Voting Instruction Form means the voting instruction form in respect of MAC CDIs in relation to the Scheme Meeting and the General Meeting. Change of Control Rights has the meaning given in clause 6.4(a). Claim means any allegation, cause of action, claim or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise. Competing Proposal means a bona fide inquiry offer, proposal, expression of interest, transaction, agreement or arrangement (whether existing before, on or after the date of this deed) which, if entered into or completed substantially in accordance with its terms, would: (a) result in a person (other than Harmony or any of its Subsidiaries), directly or indirectly in a single transaction or a series of related transactions, acquiring, receiving, becoming the holder of, having the right to acquire, or otherwise obtaining more than 20% actual, economic, or contractual interests in relation to the issued MAC Shares; (b) acquiring, receiving, becoming the holder of, having the right to acquire, or otherwise obtain: (i) a legal, beneficial or economic interest (including by way of one or more derivative contracts, an equity or economic swap, contract for difference or other derivative, or similar transaction or arrangement) in; or (ii) control of, all or a majority of the business, property or assets of the MAC Group (taken as a whole); (c) acquiring control of MAC or any material Related Body Corporate of MAC; or (d) otherwise acquiring or merging with MAC or any material Related Body Corporate of MAC; or

Gilbert + Tobin Schedule 1 – Dictionary | page | 56 (e) require MAC to abandon or otherwise fail to proceed with any aspect of the Transaction, in each case, whether by way of takeover bid, scheme of arrangement, reverse takeover, shareholder approved acquisition, capital reduction, buy back, lease, sale or purchase of shares, other securities or assets, assignment of assets and liabilities, incorporated or unincorporated joint venture, deed of company arrangement, any debt for equity arrangement, recapitalisation, refinancing or other transaction or arrangement. For the avoidance of doubt, each successive material modification or variation of any proposal, offer, expression of interest, agreement, arrangement or transaction in relation to a Competing Proposal will constitute a new Competing Proposal. Condition means a condition set out in clause 3.1. Confidential Director Statement means a statement by a MAC Director that is made confidentially, during a meeting of the MAC Board, to MAC’s Legal Advisers, to the effect that the MAC Director proposes to withdraw, qualify, or adversely change, modify or revise his or her Recommendation (but has not done so). To avoid doubt, a statement of this kind does not include: (a) a withdrawal, qualification, adverse change, modification or revision to the MAC Director’s Recommendation (including where that withdrawal, qualification, adverse change, modification or revision is made during a meeting of the MAC Board or to MAC’s Legal Advisers); or (b) a proposal to withdraw, qualify, or adversely change, modify or revise his or her Recommendation where that proposal is not, or ceases to be, confidential. Confidential Information in relation to the Discloser, means: (a) all information (whether written or oral and regardless of form) relating to the Discloser and its Related Bodies Corporate disclosed or made available (whether before or after the date of this deed) by the Discloser or its Representatives to the Recipient or its Representatives in connection with this deed; and (b) all information (regardless of form) prepared by or on behalf of the Recipient or its Representatives which is based on or derived from, or which includes, incorporates or refers to, any of the foregoing information, but excludes: (c) information which is or becomes part of the public domain (other than as a result of a breach of this deed or Confidentiality Deed); (d) information which the Recipient can prove was in its possession before the Discloser disclosed it to the Recipient, and which the Recipient did not acquire directly or indirectly from the Discloser or from any person who owed an obligation of confidence to the Discloser; (e) information which is received in good faith by the Recipient from a third party entitled to disclose it; or (f) information which is independently developed by the Recipient or any of its Representatives without use of or reference to the Confidential Information.

Gilbert + Tobin Schedule 1 – Dictionary | page | 57 Confidentiality Deed means the confidentiality deed between MAC and Harmony Australasia Services Pty Ltd (ACN 083 828 853), a wholly owned subsidiary of Harmony, dated 24 October 2024. Consultation Notice has the meaning given in clause 3.5(a). Copper Stream means the Copper Purchase Agreement dated 20 March 2023 between MAC, Osisko Bermuda Limited and certain MAC Group Members, as amended. Corporations Act means the Corporations Act 2001 (Cth). Court means the Royal Court of Jersey. Court Documents means the documents required for the purposes of the First Court Hearing and the Second Court Hearing, including (as applicable) originating process, affidavits, submissions and draft minutes of Court orders. Court Hearing means the First Court Hearing and Second Court Hearing (as applicable). Court Order means the order of the Court sanctioning the Scheme under article 125 of the Jersey Companies Law. Data Room means the electronic data room established by MAC in connection with the Transaction and made available to Harmony and its Representatives, including the information (including, for the avoidance of doubt, information and responses to questions or requests for information from MAC and its Representatives provided by Harmony or its Representatives via the “Q&A” function) contained therein to which Harmony and its Representatives were given access prior to the date of this deed. Discloser means the party disclosing Confidential Information. Disclosure Materials means: (a) Incentives Schedule; (b) the written information, documents and responses disclosed or made available to Harmony or its Representatives by or on behalf of MAC in the Data Room no later than 26 May 2025 (an index of which has been provided by MAC’s Representatives to Harmony’s Representatives before execution of this deed for the purposes of identification). DSU means a deferred share unit issued under the DSU Plan. DSU Plan means the Non-Employee Directors Deferred Share Unit Plan adopted by the MAC Board on or about 6 June 2023. EDGAR has the meaning given in clause 6.2(a)(iii)(A). Effective means the Scheme becoming effective in accordance with its terms and the Jersey Companies Law. Effective Date means the date on which the Scheme becomes Effective. Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, power or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or 12(2) of the PPSA.

Gilbert + Tobin Schedule 1 – Dictionary | page | 58 End Date means 31 January 2026 or such later date as MAC and Harmony agree in writing. Equity Awards means the RSUs, PSUs and DSUs. Exclusivity Period means the period from the date of this deed until the earlier of: (a) the termination of this deed in accordance with clause 12; and (b) the End Date. FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth). Fairly Disclosed means, in relation to a matter, such matter being disclosed in sufficient detail to enable a reasonable and sophisticated person experienced in M&A transactions similar to the Transaction and the Scheme to identify the nature of that fact, matter, circumstance or information. Financial Indebtedness means any debt or other monetary liability (whether actual or contingent) for or in respect of: (a) monies borrowed and any debit balance at any financial institution; (b) the issue of any bill, bond, debenture, notes, loan stock or other similar instrument or any note purchase facility; (c) any acceptance, endorsement or discounting arrangement; (d) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; (e) any financial or capital lease or hire purchase contract which would, in accordance with the Accounting Standards, be treated as a balance sheet liability (other than any liability in respect of a lease or hire purchase contract which would, in accordance with the Accounting Standards in force prior to 1 January 2019, have been treated as an operating lease); (f) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis); (g) any redeemable shares where the holder has the right, or the right in certain conditions, to require redemption; (h) swap, hedge arrangement, option, futures contract, derivative or analogous transaction; (i) agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or business; (j) agreement for the deferral of a purchase price or other payment in relation to the provision of services payable more than 90 days after the provision of those services; (k) obligation to deliver goods or provides services paid for in advance by any financer;

Gilbert + Tobin Schedule 1 – Dictionary | page | 59 (l) any amount raised under any other transaction of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing; or (m) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (l) above, but excludes Permitted Financial Indebtedness. First Court Date means the first day of the hearing by the Court to order the convening of the Scheme Meeting, with such hearing being the First Court Hearing. General Meeting means the meeting of MAC Shareholders (and any adjournment, postponement or reconvention of that meeting) to be convened in connection with the Scheme in order for MAC Shareholders to consider, and if thought fit approve, certain matters in connection with the Scheme and the Transaction, notice of which is to be set out in the Scheme Circular. Government Agency means any government or governmental, semi-governmental, administrative, fiscal, statutory or judicial body, department, commission, authority, tribunal, agency or entity, or any other federal, state, provincial, local or other government, whether established in Jersey, the United States, Australia or any other country. It also includes any semi-regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions (including the Jersey Financial Services Commission, NYSE, SEC, ASX and ASIC). GST exclusive consideration has the meaning given in clause 16(b). Harmony Indemnified Parties means Harmony and its Related Bodies Corporate and their respective directors, officers, employees and Advisers. Harmony Information means information relating to Harmony and its Related Bodies Corporate required to be provided by or on behalf of Harmony to MAC or its Representatives for inclusion in the Scheme Circular. Harmony Warranties means the representations and warranties of Harmony set out in Schedule 3. Implementation Date means the fifth Business Day after the Record Date or such other day as MAC and Harmony agree in writing. Incentive Plan means the 2023 long-term incentive plan adopted by the MAC Board on 6 June 2023. Incentives Schedule means the document titled ‘Incentives Schedule” provided to Harmony by MAC’s Advisers on 26 May 2025 and included in the Data Room. Insolvency Event means, in relation to any entity: (a) the entity resolving that it be wound up, a creditor making an application for its winding up or a court making an order for the winding up or dissolution of the entity; (b) a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official including the Viscount in Jersey, being appointed to the entity or in relation to the whole, or a substantial part, of its assets; (c) the entity executing a deed of company arrangement;

Gilbert + Tobin Schedule 1 – Dictionary | page | 60 (d) the entity ceases, or threatens to cease to, carry on substantially all the business conducted by it as at the date of this deed; (e) the entity is or becomes unable to pay its debts when they fall due within the meaning of the Corporations Act (or, if appropriate, legislation of its place of incorporation); (f) the entity being deregistered as a company or otherwise dissolved; or (g) something having a substantially similar effect to any of the things described in paragraphs (a) to (f) happens in connection with the entity under the law of any foreign jurisdiction. Jersey Companies Law means the Companies (Jersey) Law 1991, as amended. Jersey Searches means: (a) a search of the security interests register established pursuant to Part 8 of the Security Interests (Jersey) Law 2012, as amended; (b) a search of the public records on file and available for inspection at the Registrar; (c) a written litigation search made to the Judicial Greffe in Jersey; (d) a written enquiry to the Judicial Greffe in Jersey relating to whether or not an application has been made for a Creditors’ Winding Up under Article 157A of the Jersey Companies Law; and (e) a written enquiry to the Viscount’s Department in Jersey relating to whether or not a declaration “en désastre” within the meaning of the Bankruptcy (Désastre) (Jersey) Law 1990 has been made. Legal Adviser means MAC’s external legal advisers experienced in transactions of the nature of the Transaction. MAC Board means the board of directors of MAC. MAC CDI means a CHESS Depositary Interest representing a beneficial interest in a MAC Share. MAC CDI Holder means a registered holder of one or more MAC CDIs, as shown in the Share Register. MAC Director means a director of MAC. MAC Group means MAC and each of its Related Bodies Corporate, and a reference to a MAC Group Member is to MAC or any of its Related Bodies Corporate. MAC Indemnified Parties means MAC and its Related Bodies Corporate and their respective current and former directors, officers, employees and Advisers. MAC Information means all the information in the Scheme Circular other than Harmony Information. MAC SEC Reports means all registration statements, forms, statements, certifications, reports and other documents required to be filed or furnished by MAC with the U.S. Securities and Exchange Commission

Gilbert + Tobin Schedule 1 – Dictionary | page | 61 MAC Share means a fully paid ordinary share in MAC. MAC Shareholder means a registered holder of one or more MAC Shares, as shown in the Share Register. MAC Tenements means the mineral tenements and other rights and interests listed in Schedule 5, and any tenement applied for or granted in renewal or extension of any such tenement or in substitution or replacement for any such tenement. MAC Warrants means the 3,187,500 warrants granted to Sprott Private Resource Lending II (Collector-2) LP in connection with the mezzanine debt facility loan note subscription agreement dated 10 March 2023 (as amended) and pursuant to the warrant agreement dated 15 June 2023. MAC Warranties means the representations and warranties of MAC set out in Schedule 2. Material Adverse Change means an event, occurrence or matter that occurs after the date of this deed (each, a Specified Event), and which (individually or when aggregated with other Specified Events) has had or is reasonably likely to have the effect of diminishing the net present value of MAC based on the Model by US$110 million or more (where any potential or actual proceeds of insurance in relation to the Specified Event will be ignored), in each case other than an event, change, condition, circumstance, thing, occurrence or matter: (a) expressly required to be done or procured or permitted by this deed, the Scheme or the Transaction; (b) Fairly Disclosed in the Disclosure Materials; (c) Fairly Disclosed in: (i) any announcement prior to the date of this deed made by MAC to ASX or any document filed or furnished by MAC with the SEC (so long as such document furnished with the SEC is publicly available via the EDGAR system or has been made available to Harmony) and other than any statements (i) solely in the "Risk Factors" sections of MAC SEC Reports and (ii) in any forward-looking statements in MAC SEC Reports or other disclosures that are cautionary, predicative, forward-looking or that speculate about future developments); (ii) the Australian Searches; or (iii) the Jersey Searches. (d) to the extent it was actually known to Harmony, Harmony Parent or their respective executive directors prior to the date of this deed (which does not include knowledge of the risk of an event, matter or circumstance occurring); (e) which Harmony or any of their respective Related Bodies Corporate or Representatives has previously approved, consented to or requested in writing; (f) relating to costs or expenses (including any GST) incurred by MAC or any of its Related Bodies Corporate associated with the Transaction, including all fees payable to external Advisers of MAC; or

Gilbert + Tobin Schedule 1 – Dictionary | page | 62 (g) which result or arise from or in connection with: (i) the announcement of, or the entry into or performance of, this deed or the Scheme or the Transaction; (ii) changes in rates relating to Tax or changes in exchange rates or interest rates; (iii) general economic, political, trading or business conditions, or changes to them, including changes or disruptions to, or fluctuations in, domestic or international financial markets or consumer demand, or changes in interest rates, foreign currency exchange rates or commodity prices; (iv) acts of terrorism, war (whether or not declared and including without limitation the current Russia-Ukraine and Israel-Palestine conflicts), natural disaster or adverse weather conditions or the like; (v) general outbreaks of illness (including COVID-19 or any mutation, variation or derivative) or the like, or from any law, order, rule or direction of any Government Agency in relation thereto; or (vi) any actual or proposed change in any law, regulation or policy, or in any accounting principle or standard, or in the interpretation or application of any of the foregoing, including for the avoidance of doubt, any payroll tax determination. Material Contract means the contracts having references or are otherwise contained in folders 03.04.02, 03.04.03, 05.01.01, 05.13.13.03, 05.13.13.04, 03.01.09.06 and 08.04.03 to 08.04.17 in the Data Room. Meetings means the Scheme Meeting and the General Meeting. Mine means the CSA underground copper (silver by-product) mine located approximately 12km north of Cobar, New South Wales. Model means the document contained at 01.04 in the Data Room. Notice has the meaning given in clause 19.1(a). Non-public Information means any non-public information in relation to MAC, the MAC Group or any MAC Group Member or any business, asset or affairs of MAC, the MAC Group or any MAC Group Member. NYSE means the New York Stock Exchange. NYSE Rules means the rules and regulations of the New York Stock Exchange. Permitted Financial Indebtedness means (a) any existing facilities made under the Syndicated Facilities Agreement and each other “Finance Document” as contemplated by the that facility agreement, including (but not limited to) security documentation for security to be granted by the borrower and guarantors, and ISDA documentation with commercial banks who are lenders (or affiliates of lenders) for hedging transactions (on a secured basis) with the borrower or guarantor;

Gilbert + Tobin Schedule 1 – Dictionary | page | 63 (b) the existing arrangements under the Copper Stream, the Silver Stream and the Royalty Deed; (c) the First Contingent Copper Payment and the Second Contingent Copper Payment; (d) existing bank guarantees as at the date of this deed to the extent Fairly Disclosed in the Disclosure Materials (including any replacements of those bank guarantees on substantially equivalent terms). PPSA means the Personal Property Securities Act 2009 (Cth). PPSR means the Personal Property Securities Register. Prescribed Occurrence means the occurrence of any of the matters set out in Schedule 4. PSU means a performance-based restricted share unit issued under the Incentive Plan. Recipient means the party receiving Confidential Information. Recommendation has the meaning given in clause 2.5. Record Date means 7:00pm on the fifth Business Day after the Effective Date of the Scheme, or such other time and date as MAC and Harmony agree in writing. Registrar means the Jersey Registrar of Companies. Regulatory Approvals means an approval, consent or notification required to satisfy the Condition Precedent in clause 3.1(c) or 3.1(d). Related Body Corporate has the meaning given in section 50 of the Corporations Act. Relevant Consent Contract means each agreement that Harmony and MAC agree in writing for the purposes of clause 3.1(i). Representative means, in respect of a party, an employee, agent, officer, director, adviser or financier of that party (or of a Related Body Corporate of that party), and, in the case of advisers and financiers, includes employees, officers and agents of the adviser or financier (as applicable). Restraint has the meaning given in clause 3.1(f). Reverse Break Fee means 50% of the Break Fee. Royalty Deed means the royalty deed between MAC, Cobar Management Pty. Limited ACN 083 171 546 and Glencore Operations Australia Pty Ltd ACN 128 115 140 dated 16 June 2023. RSU means a restricted share unit issued under the Incentive Plan. SARB means the South African Reserve Bank. Scheme means the scheme of arrangement to be proposed under article 125 of the Jersey Companies Law by MAC to the MAC Shareholders to implement the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Harmony.

Gilbert + Tobin Schedule 1 – Dictionary | page | 64 Scheme Circular means the document to be despatched to MAC Shareholders and others by MAC containing, amongst other things, the Scheme, the Conditions and other relevant terms and conditions, certain information about Harmony and MAC and the notices convening the Meetings and, where the context so admits, includes any form of proxy, CDI Voting Instruction Form, notice, meeting advertisement or other document reasonably required in connection with the Scheme; Scheme Consideration means US$12.25 per Scheme Share. Scheme Meeting means the meeting of MAC Shareholders (and any adjournment, postponement or reconvention of that meeting) to be convened by order of the Court pursuant to article 125 of the Jersey Companies Law in order for MAC Shareholders to consider, and if thought fit approve, the Scheme, notice of which is to be set out in the Scheme Circular. Scheme Resolution means the resolutions of MAC Shareholders to be proposed at the Scheme Meeting in order to approve the Scheme. Scheme Share means a MAC Share held by a Scheme Shareholder. Scheme Shareholder means a MAC Shareholder as at the Record Date. SEC means the United States Securities and Exchange Commission. Second Court Date means the first day of the hearing by the Court of the representation to sanction the Scheme (and to grant the Court Order), with such hearing being the Second Court Hearing. Senior Lenders means the lenders under the Syndicated Facilities Agreement from time to time. Share Register means the register of MAC Shareholders maintained in accordance with the Jersey Companies Law, including any branch register located outside of Jersey. Shareholder Resolutions means the resolutions of MAC Shareholders to be proposed at the General Meeting in order to approve certain other matters in connection with the Transaction. Silver Stream means the Silver Purchase Agreement dated 20 March 2023 between MAC, Osisko Bermuda Limited and certain MAC Group Members, as amended. South African Exchange Control Regulations means the Exchange Control Regulations, 1961 as promulgated under the Currency and Exchanges Act, 1933, by Government Notice R.1111 of 1961-12-01, as amended from time to time. Superior Proposal means a bona fide Competing Proposal which the MAC Board, acting in good faith after having obtained written advice from its Legal Advisers and financial advisers, determines: (a) is reasonably capable of being completed in accordance with its terms within a reasonable timeframe; (b) would be reasonably likely to result in a transaction that is more favourable to MAC Shareholders as a whole than the Transaction (as may be amended or varied following the application of the matching rights set out in clause 7.7),

Gilbert + Tobin Schedule 1 – Dictionary | page | 65 taking into account all aspects of the Competing Proposal, including its conditions, the identity and the financial condition of the person making such proposal and all relevant legal, regulatory and financial matters. Syndicated Facilities Agreement means the Facilities Agreement dated 28 February 2023 between MAC, the Senior Lenders and certain MAC Group Members, as amended Tax means any tax, levy, charge, impost, fee, deduction, goods and services tax, compulsory loan or withholding, that is assessed, levied, imposed (whether jointly, severally or on a secondary or indirect basis) or collected by any Government Agency and includes any interest, fine, charge, fee or any other amount imposed on, or in respect of the above. Tax Act means the Income Tax Assessment Act 1997 (Cth), the Income Tax Assessment 1936 (Cth) and/or the Taxation Administration Act. Taxation Administration Act means the Taxation Administration Act 1953 (Cth). Termination Notice has the meaning given in clause 3.5(b). Terminating Party has the meaning given in clause 3.5(b). Third Party means a person other than Harmony and its Related Bodies Corporate. Transaction means the acquisition of MAC Shares by Harmony by means of the Scheme. Transaction Litigation means any demands, litigations, arbitrations or other similar Claims (including derivative claims) commenced against MAC, any MAC Group Member or their respective directors or officers from any MAC Shareholder relating to this deed or the Transaction. Treasurer means the Treasurer of the Commonwealth of Australia. US means the Unites States of America, its territories and possessions, any State of the United States of America and the District of Columbia and United States has a corresponding meaning. US Dollars means the lawful currency of the United States. US Exchange Act means the United States Securities Exchange Act of 1934, as amended. US Securities Act means the United States Securities Act of 1933, as amended Warranty means a MAC Warranty or Harmony Warranty (as applicable). Warrant Cancellation Deed means a deed between, among others, MAC and the holder of MAC Warrants (on terms acceptable to Harmony, acting reasonably) under which those parties agree to cancel all of the Warrants with effect on the Effective Date, conditional on the Scheme becoming Effective.

Gilbert + Tobin Schedule 1 – Dictionary | page | 66 2 Interpretation In this deed, the following rules of interpretation apply unless the contrary intention appears. (a) Headings are for convenience only and do not affect the interpretation of this deed. (b) The singular includes the plural and vice versa. (c) Words that are gender neutral or gender specific include each gender. (d) Where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings. (e) The words ‘include’, ‘including’, ‘such as’, ‘for example’ and similar expressions are not words of limitation and do not limit what else might be included. (f) A reference to: (i) a person includes a natural person, partnership, joint venture, government agency, association, corporation or other body corporate or entity (as that term is defined in section 64A of the Corporations Act); (ii) a thing (including a chose in action or other right) includes a part of that thing; (iii) a party includes its successors and permitted assigns; (iv) a document includes all amendments or supplements to that document; (v) a clause, term, party, schedule or attachment is a reference to a clause or term of, or a party, schedule or attachment to, this deed (as applicable); (vi) this deed includes all schedules and attachments to it; (vii) a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law, judgment, rule of common law or equity, an ASX Listing Rule or NYSE Rule and is a reference to that law as amended, consolidated or replaced; (viii) an agreement (other than this deed) includes an undertaking or legally enforceable arrangement or understanding (whether or not in writing); (ix) a time period includes the date referred to as that on which the period begins and the date referred to as that on which the period ends; (x) US Dollars or US$ are references to the lawful currency of the United States; and (xi) Australian Dollars or A$ are references to the lawful currency of Australia. (g) An agreement on the part of two or more persons binds them jointly and severally. (h) When the day on which something must be done is not a Business Day, that thing must be done on the following Business Day.

Gilbert + Tobin Schedule 1 – Dictionary | page | 67 (i) A reference to time is to the time in the Bailiwick of Jersey. (j) No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this deed or any part of it.

Gilbert + Tobin Schedule 2 | page | 68 Schedule 2 MAC Warranties (a) Validly existing: MAC is a validly existing private limited company registered under the laws of its place of incorporation. (b) Power: MAC has full capacity, corporate power and lawful authority to execute, deliver and perform this deed. (c) Corporate action: MAC has taken the necessary corporate action to authorise the entry into this deed and has taken or will take all necessary corporate action to authorise the performance of this deed. (d) Authorisations: MAC has in full force and effect each authorisation necessary for it to enter into this deed, to comply with its obligations and exercise its rights under it, and to allow them to be enforced. (e) Binding: This deed is a legal, valid and binding obligation on MAC, enforceable in accordance with its terms. (f) Performance: The execution and performance by MAC of this deed does not and will not violate or breach any provision of: (i) any writ, order or injunction, judgment, law, rule or regulation to which MAC is party or by which it is bound; or (ii) the Articles of Association, and MAC is not otherwise bound by any agreement or deed that would prevent or restrict MAC from entering into and/or performing this deed. (g) Capital structure: As at the date of this deed, there are on issue: (i) 82,488,196 MAC Shares, including 41,260,437 MAC Shares underpinning the MAC CDIs; (ii) 3,187,500 MAC Warrants; (iii) 521,216 RSUs; (iv) 517,676 PSUs; and (v) 109,504 DSUs, and MAC has not issued or agreed to issue any other securities which are still outstanding and may convert into MAC Shares (including for the avoidance of doubt any performance rights) other than as set out in the Incentives Schedule. (h) MAC Information: The MAC Information included in the Scheme Circular (excluding any Harmony Information) has been prepared in good faith and acting reasonably and, as at the date of the Scheme Circular: (i) is not misleading or deceptive in any material respect (whether by omission or otherwise); and (ii) complies in all material respects with the requirements of applicable law.

Gilbert + Tobin Schedule 2 | page | 69 (i) Insolvency event or regulatory action: No MAC Group Member is the subject of an Insolvency Event, nor has any regulatory action of any nature of which MAC is aware been taken or threatened that would prevent or in any way restrict its ability to fulfil its obligations under this deed. (j) Disclosure and SEC Requirements: As at the date of this deed: (i) MAC is in compliance in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and MAC is not withholding from disclosure to ASX any material information in reliance on Listing Rule 3.1A other than in relation to the Transaction or any potential or actual Competing Proposal; (ii) MAC has filed or furnished (as applicable) on a timely basis, all MAC SEC Reports required to be filed or furnished by MAC with the SEC since 16 June 2023 (the Lookback Date) and all such MAC SEC Reports: (A) as at their respective date of being filed or furnished (or, if amended, the date of the last such amendment) complied, as to form in all material respects with the requirements of the US Securities Act and the US Exchange Act, in each case including the rules thereunder, applicable to such MAC SEC Reports; and (B) did not, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such MAC SEC Reports or necessary in order to make the statements in such MAC SEC Reports, in the light of the circumstances under which they were made, not misleading; (iii) there are no outstanding or unresolved comments received from the SEC with respect to the MAC SEC Reports; (iv) MAC has not received any written notification that any of the MAC SEC Reports and, to the knowledge of MAC, none of the MAC SEC Reports is, is the subject of any SEC review, inquiry, investigation or challenge or the subject of outstanding or unresolved SEC comments; (v) none of MAC's subsidiaries is required to file with or furnish to the SEC any forms, reports or other documents or is otherwise subject to any reporting obligation under Section 13 or 15(d) of the Exchange Act; (vi) each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in or incorporated by reference into the MAC SEC Reports at the time filed (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with the Accounting Standards applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly present in all material respects the consolidated financial position of MAC and its subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments;

Gilbert + Tobin Schedule 2 | page | 70 (vii) each required form, report and document containing financial statements that has been filed with or furnished to the SEC (SEC Documents), as of their respective dates, or if amended, as of the date of such last amendment, are in material compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (Sarbanes Oxley Act); (viii) MAC has established, and since the Lookback Date, maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. MAC has reasonably designed such disclosure controls and procedures to ensure that all material information concerning MAC and its subsidiaries that is required to be disclosed in the SEC Documents is made known on a timely basis to the individuals responsible for the preparation of the SEC Documents that MAC files or submits under the Exchange Act or Securities Act and enable MAC's principal executive and principal financial officer to make the certifications required under the Exchange Act with respect to such SEC Documents; (ix) MAC has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act; and (x) since the Lookback Date, neither MAC nor any of its subsidiaries has entered into any transaction, or series of transactions, agreements, arrangements or understandings that would be subject to disclosure pursuant to Item 404 of Regulation S-K that has not been disclosed in the MAC SEC Reports. (k) Disclosure Materials: (i) The Disclosure Materials were compiled and made available to Harmony and its Representatives in response to Harmony’s requests for due diligence information in good faith and with reasonable care, and the Disclosure Materials are not misleading in any material respect (whether by omission or otherwise). (ii) MAC has not, prior to the date of this deed, intentionally withheld or omitted material information: (A) that a reasonable financial sponsor in the Australian market would require to undertake confirmatory legal, financial, accounting, commercial and tax due diligence investigations on a listed target company; or (B) in response to requests for information by Harmony, and in respect of which both MAC and Harmony agreed a response would be given, that have been communicated by Harmony to MAC via the ‘Question and Answer’ facility in the Data Room from the Disclosure Materials, for the purpose of securing the agreement of Harmony to proceed with the Transaction on the terms of this deed and the Scheme. (l) Compliance with laws: As far as MAC is aware, the MAC Group has complied in all material respects with all material applicable laws and regulations (including the Applicable Anti-Bribery and Corruption Laws) applicable to the MAC Group and orders of Government Agencies having jurisdiction over the MAC Group.

Gilbert + Tobin Schedule 2 | page | 71 (m) Material Contracts: As at the date of this deed, each MAC Group Member that is a party to a Material Contract is materially in compliance with the terms of that Material Contract and nothing has occurred which is (or would with the giving of notice or the lapse of time constitute) a material event of default or similar event, or give another party a termination right under, any such Material Contract.. (n) No knowledge of Material Adverse Change: As at the date of this deed, MAC is not aware of any information relating to the MAC Group or its respective businesses or operations as at the date of this deed that has or could reasonably be expected to give rise to a Material Adverse Change that has not been Fairly Disclosed to Harmony. (o) No material litigation or enforcement: Other than as disclosed in the Disclosure Materials: (i) no MAC Group Member is party to a Claim which could reasonably be expected to give rise to a material liability for, or have a material adverse effect on, the MAC Group; or (ii) so far as MAC is aware, as at the date of this deed, there is no pending or threatened Claim, dispute, demand, action, litigation, prosecution, arbitration, investigation, mediation or other proceeding against any MAC Group Member: (A) which could reasonably be expected to result in an award, settlement, fine, penalty, order, loss or other liability to the MAC Group that will or is likely to have an impact of equal or greater than US$2 million; or (B) involving an actual or alleged breach of Applicable Anti-Bribery and Corruption Laws; and (iv) so far as MAC is aware, no enforcement action or investigation has been announced or commenced by any Government Agency against or involving a MAC Group Member which could reasonably be expected to give rise to a material liability for, or a Material Adverse Change in relation to the MAC Group. (p) Insurance: In respect of the insurances effected in respect of the MAC Group, the insurances are as disclosed in the Disclosure Materials and the policies and the coverage provided thereunder are in full force and effect. (q) No Encumbrances: Other than as disclosed in the Disclosure Materials, there are no Encumbrances over all or substantially all of MAC’s assets or revenues. (r) Material licences: As at the date of this deed, the MAC Group has all material licences, Authorisations and permits necessary for it to conduct the business of the MAC Group as it is being conducted as at the date of this deed and no MAC Group Member is in material breach of, or material default under, any such licence, Authorisation or permit or has received any notice in respect of the termination, revocation, variation or non-renewal of any such licence, authorisation or permit.

Gilbert + Tobin page | 72 Schedule 3 Harmony Warranties (a) Validly existing: Harmony is a validly existing corporation registered under the laws of its place of incorporation. (b) Power: Harmony has full corporate power and lawful authority to execute, deliver and perform this deed. (c) Corporate action: Harmony has taken all necessary corporate action to authorise the entry into this deed and has taken or will take all necessary corporate action to authorise the performance of this deed. (d) Binding: This deed is a valid and binding obligation on Harmony, enforceable in accordance with its terms. (e) Performance: The execution and performance by Harmony of this deed did not and will not violate or breach any provision of: (i) any writ, order or injunction, judgment, law, rule or regulation to which Harmony is party or by which it is bound; or (ii) Harmony’s constitution or other constituent documents. (f) No interest: neither Harmony nor its Related Bodies Corporate has: (i) has any interest in MAC Shares or MAC CDIs; or (ii) entered into any agreement or arrangement with any person involving the conferring of rights, the economic effect of which is equivalent or substantially equivalent to the acquisition, holding or disposal of MAC Shares (including cash- settled derivatives, contracts for difference and other derivatives). (g) Harmony Information: The Harmony Information included in the Scheme Circular, and any other information provided by Harmony pursuant to clause 4.3(e), has been prepared in good faith and, as at the date of the Scheme Circular or the date on which such information is so provided (as applicable): (i) is not misleading or deceptive in any material respect (whether by omission or otherwise); and (ii) complies in all material respects with the requirements of applicable law. (h) Insolvency Event or regulatory action: Harmony is not the subject of an Insolvency Event, nor has any regulatory action of any nature of which Harmony is aware been taken or threatened that would prevent or in any way restrict its ability to fulfil its obligations under this deed. (i) No other regulatory approvals: Other than the Regulatory Approvals required to be sought in accordance with clause 3.1(c) and clause 3.1(d), no Authorisation is required to be obtained from, or made to, any Government Agency in order for Harmony to execute and perform this deed. (j) No dealings with MAC Shareholders or MAC CDI Holders: Neither Harmony nor any of its Associates has any agreement, arrangement or understanding with any MAC Shareholder or MAC CDI Holders under which:

Gilbert + Tobin page | 73 (i) that MAC Shareholder or MAC CDI Holder (or an Associate of that MAC Shareholder or MAC CDI Holder) would or may be or become entitled to receive: (A) consideration for the MAC Shares they hold or have a beneficial interest in that is different from the Scheme Consideration; or (B) any benefit that is not also offered to all other MAC Shareholders or MAC CDI Holders on the same terms; or (ii) that MAC Shareholder or MAC CDI Holder agrees to vote in favour of the Scheme or against any Competing Proposal. (k) No dealings with MAC Directors or employees: Neither Harmony nor any of its Associates has any agreement, arrangement or understanding with any director, officer or employee of MAC or any other MAC Group Member relating in any way to the Transaction or the business or operations of the MAC Group after the Effective Date. (l) No shareholder approvals: No approvals are required from Harmony’s shareholders (or any class of them), co-investors or investment committee in connection with the execution or performance of this deed.

Gilbert + Tobin page | 74 Schedule 4 Prescribed Occurrences (a) MAC converting all or any of its securities into a larger or smaller number of securities; (b) MAC resolving to reduce its share capital in any way or reclassifying, combining, splitting, redeeming, or repurchasing, directly or indirectly, any of its securities; (c) any MAC Group Member: (i) entering into a buy-back agreement; or (ii) resolving to approve the terms of a buy-back agreement under the any applicable law; (iii) a MAC Group Member issuing shares, or granting a performance right or an option over its shares, or agreeing to make such an issue or grant such a performance right or an option other than in a manner which is consistent with the Incentives Schedule, including on vesting or exercise of, or in respect of, an Equity Award existing as at the date of this deed or issued after the date of this deed in accordance with the Incentives Schedule. (d) any MAC Group Member issuing, or agreeing to issue, securities convertible into shares; (e) MAC announcing, making or determining as payable, or declaring, paying or distributing any distribution, bonus or other share of its profits or assets, or incurring any liability to do so, whether by way of dividend, capital reduction or otherwise and whether in cash or in specie; (f) a MAC Group Member disposing, or agreeing to dispose, of the whole, or a substantial part, of the MAC Group’s business or property; (g) a MAC Group Member granting, or agreeing to grant, a security interest over the whole, or a substantial part, of the MAC Group’s business or property; (h) any MAC Group Member permanently ceasing, or threatening to permanently cease, the whole or a material part of its business; (i) an operating MAC Group Member resolving that it be wound up; (j) a liquidator or provisional liquidator of a MAC Group Member being appointed; (k) a court making an order for the winding up of an operating MAC Group Member; (l) an administrator of a MAC Group Member being appointed under any applicable law; (m) a MAC Group Member executing a deed of company arrangement; (n) a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the MAC Group’s business or property; (o) the MAC Shares and MAC CDIs ceasing quotation on ASX and NYSE (as applicable); or

Gilbert + Tobin page | 75 (p) a MAC Group Member, authorising, agreeing, offering, committing or resolving to do any of the matters set out in above, whether conditionally or otherwise, but does not include any occurrence: (q) expressly required or permitted by this deed or the Scheme or transactions contemplated by either; (r) the issue of securities in accordance with clause 6.5; (s) Fairly Disclosed in the Disclosure Materials; (t) Fairly Disclosed in: (i) any announcement prior to the date of this deed made by MAC to ASX or any document filed or furnished by MAC with the SEC (so long as such document furnished with the SEC is publicly available via the EDGAR system or has been made available to Harmony) and other than any statements (i) solely in the "Risk Factors" sections of MAC SEC Reports and (ii) in any forward-looking statements in MAC SEC Reports or other disclosures that are cautionary, predicative, forward-looking or that speculate about future developments); (ii) the Australian Searches; or (iii) the Jersey Searches; (u) within the actual knowledge of Harmony or any of their respective Related Bodies Corporate as at the date of this deed; or (v) approved, consented to or requested by Harmony or any of its Related Bodies Corporate in writing.

Schedule 5 MAC Tenements

Jurisdiction	Authority	Authority Type	Holder	Holding	Expiry
NSW	EL5693 (1992)	EL - Exploration Licence - Mineral standard	Cobar Management Pty Limited	100%	07-Feb-2027
NSW	EL5983 (1992)	EL - Exploration Licence - Mineral standard	Cobar Management Pty Limited	100%	30-Aug-2027
NSW	EL6223 (1992)	EL - Exploration Licence - Mineral standard	Cobar Management Pty Limited	100%	05-Apr-2029
NSW	EL6907 (1992)	EL - Exploration Licence - Mineral standard	Cobar Management Pty Limited	100%	11-Oct-2027
NSW	EL9587 (1992)	EL - Exploration Licence - Mineral standard	Cobar Management Pty Limited	100%	20-Jul-2029
NSW	EL9595 (1992)	EL - Exploration Licence - Mineral standard	Cobar Management Pty Limited	100%	18-Aug-2029
NSW	EL9596 (1992)	EL - Exploration Licence - Mineral standard	Cobar Management Pty Limited	100%	18-Aug-2029
NSW	CML5 (1992)	CML - Consolidated Mining Lease	Cobar Management Pty Limited	100%	24-Jun-2028
NSW	MPL1093 (1906)	MPL - Mining Purpose Lease	Cobar Management Pty Limited	100%	05-Feb-2029
NSW	MPL1094 (1906)	MPL - Mining Purpose Lease	Cobar Management Pty Limited	100%	05-Feb-2029

Gilbert + Tobi
n

Gilbert + Tobi n Execution page Executed as a deed. Signed sealed and delivered by MAC Copper Limited (ARBN 671 963 198) by its duly authorised signatory with authority to sign in the presence of: Signature of witness Signature of authorised signatory Name of witness (print) Name of authorised signatory (print)

Gilbert + Tobi n Executed as a deed. Signed, sealed and delivered by Harmony Gold (Australia) Pty Limited (ACN 091 439 333) in accordance with section 127 of the Corporations Act 2001 (Cth) by: Signature of director Signature of director/secretary Name of director (print) Name of director/secretary (print) Signed sealed and delivered by Harmony Gold Mining Company Limited (Registration Number 1950/038232/06) by its duly authorised signatory with authority to sign in the presence of: Signature of witness Signature of authorised signatory Name of witness (print) Name of authorised signatory (print)

Attachment A Public announcement Gilbert + Tobin Gilbert + Tobin Attachment Attachment A A Attachment A Public announcement